Exhibit 99.1

Exhibit 99.1 Itaú Corpbanca Announces Fourth Quarter 2020 Management Discussion & Analysis Report SANTIAGO, Chile, Feb. 26, 2021 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the fourth quarter ended December 31, 2020. For the full MD&A Report, please refer to the following link: https://ir.itau.cl/files/doc_financials/2020/q4/Itaú-CorpBanca-4Q20-MD-A.pdf On Monday, March 1, 2021, at 11:00 A.M. Santiago time (09:00 A.M. ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Executive Officer, Rodrigo Couto, Itaú Corpbanca’s Chief Financial Officer and Claudia Labbé, Itaú Corpbanca’s Head of Investor Relations. Conference Call Details: Participant registration: http://www.directeventreg.com/registration/event/4296331 Phone registration: +1 (800) 585-8367 or +1 (416) 621-4642 Upon registering, each participant will be provided with call details and a registrant ID used to track attendance on the conference call (Access Code: 4296331#). Reminders will also be sent to registered participants via email. Please provide this registration information to those participants that you would like to attend your conference call. A telephonic replay of the conference call will be available until Monday, March 8, 2021, by dialing +1(800) 585-8367 or +1 (416) 621-4642 (Encore Dial In). Access Code: 4296331# Slides and Audio Webcast: There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at: https://event.on24.com/wcc/r/2947559/A95FDEE95F9A0F0C70A77FBA124802F3 About Itaú Corpbanca ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 39.22% owned by Itaú Unibanco, 27.16% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters. The bank is the fifth largest private bank in Chile and as per its mandate is the banking platform for future expansion in Latin America, specifically in Chile, Colombia and Peru. Itaú Corpbanca is a commercial bank based in Chile with additional operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. Focused on large and medium sized companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia ‒Banco Corpbanca Colombia and Helm Bank‒ becoming the first Chilean bank with banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process. As of December 31, 2020, according to the Chilean Financial Market Commission, Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 9.8% market share. As of November 30, 2020, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the eighth largest bank in Colombia in terms of total loans and nineth in terms of total deposits, as reported under local regulatory and accounting principles. As of the same date, its market share by loans reached 4.0% Investor Relations – Itaú Corpbanca +56 (2) 2660-1701 / IR@corpbanca.cl / ir.itau.cl

Management Discussion & Analysis 4Q20 ir.itau.cl /Itaú Chile facebook.com/itauchile @itauchile

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CONTENTS Table of Contents Management Discussion & Analysis Page 5 7 Executive Summary 17 Income Statement and Balance Sheet Analysis Managerial results - Breakdown by country 19 Managerial results - Breakdown for Chile 21 41 Managerial results - Breakdown for Colombia 31 Balance Sheet 47 Risk and Capital Management 49 Additional Information Complete Financial Statements Access here 54 Report of Independent Auditors

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Management Discussion & Analysis Management Discussion & Analysis

6 This report is based on Itaú Corpbanca reviewed financial statements for 4Q20, 3Q20 and 4Q19 prepared in accordance with the Compendium of Accounting Standards issued by the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero, or “CMF”) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF. Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of December 31, 2020 of Ch$710.73 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the CMF or the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia, or SF). Certain figures included in this Quarterly Report for the three months ended December 31, 2020 and 2019, for the three months ended September 30, 2020 and as of for the twelve-month periods ended December 31, 2020 and 2019 have been rounded for ease of presentation. Percentage figures included in this Quarterly Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Quarterly Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements and our managerial information. Certain other amounts that appear in this Quarterly Report may similarly not sum due to rounding. As used in this MD&A Report, the term “billion” means one thousand million (1,000,000,000) and the term “trillion” means one million million (1,000,000,000,000).

Management Discussion & Analysis | Executive Summary

Itaú Corpbanca **Financial Information**

The financial information included in this **Management Discussion & Analysis Report** ("MD&A Report") is based on our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance. Please refer to pages 9, 10 and 11 of this report for further details on our managerial model.

Financial **Highlights**

We present below **selected consolidated managerial financial information** and operating information of Itaú Corpbanca for the three months ended December 31, 2020 and 2019, for the three months ended September 30, 2020 and as of the twelve-month periods ended December 31, 2020 and 2019.

	In Ch$ million (except where indicated), end of period	4Q20	3Q20	4Q19	12M20	12M19
Results	Recurring Net Income	(124,132)	(10,057)	17,863	(79,424)	154,982
	Operating Revenues [1]	281,236	250,697	321,864	1,068,816	1,158,701
	Managerial Financial Margin	241,824	213,890	271,310	909,316	962,885
Performance	Recurring Return on Tangible Avg. assets (RoTAA) [2,3]	-1.4%	-0.1%	0.2%	-0.2%	0.5%
	Recurring Return on Tangible Avg. equity (RoTAE) [2,4]	-27.3%	-2.1%	3.4%	-4.1%	7.6%
	Recurring Return on Avg. assets (RoAA) [2]	-1.4%	-0.1%	0.2%	-0.2%	0.5%
	Recurring Return on Avg. equity (RoAE) [2,5]	-20.9%	-1.6%	2.1%	-2.8%	4.6%
	Risk Index (Loan loss allowances / Total loans)	4.0%	3.3%	3.4%	4.0%	3.4%
	Non-performing Loans Ratio 90 days overdue (NPL) - Total	2.2%	2.1%	2.8%	2.2%	2.8%
	Non-performing Loans Ratio 90 days overdue (NPL) - Chile	1.9%	1.8%	2.5%	1.9%	2.5%
	Non-performing Loans Ratio 90 days overdue (NPL) - Colombia	3.7%	3.5%	4.2%	3.7%	4.2%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	179.4%	154.9%	119.4%	179.4%	119.4%
	Efficiency Ratio (Non-interest expenses / Operating revenues)	57.5%	64.5%	54.3%	59.5%	55.5%
	Risk-Adjusted Efficiency Ratio (RAER) [6]	167.9%	102.0%	95.9%	112.9%	82.8%
Balance Sheet	Total Assets	35,638,632	36,731,915	33,740,383		
	Gross Total Credit Portfolio	23,073,352	23,402,288	23,154,056		
	Total Deposits	17,630,470	17,754,334	16,493,635		
	Loan Portfolio / Total Deposits	128.13%	131.81%	140.38%		
	Shareholders Equity	2,315,411	2,496,130	3,346,102		
	Tangible Equity [4]	1,759,685	1,936,315	1,995,130		
Other	Headcount [7]	8,364	8,446	8,987		
	Chile	5,266	5,331	5,660		
	Colombia	3,098	3,115	3,327		
	Branches [8]	294	295	321		
	Chile	183	184	194		
	Colombia	111	111	127		
	ATM – Automated Teller Machines	533	531	571		
	Chile	408	406	424		
	Colombia	125	125	147		

Notes: (1) Operating revenues = Managerial financial Margin + Commissions and fees. **(2)** Annualized figures when appropriate. **(3)** Total tangible assets = Total assets excluding goodwill and intangibles from business combination. **(4)** Tangible equity = Shareholders equity - goodwill - intangibles from business combination - related deferred tax liabilities; for further details see page 47 of this report. **(5)** Equity = Shareholders equity. **(6)** Starting 3Q19 we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. **(7)** Headcount for Chile includes employees of our New York branch and since 1Q18 also from our RepOffice in Lima and also in Madrid until 2Q19; and headcount for Colombia includes employees of Itaú (Panamá). **(8)** Branches for Chile include one branch in New York and branches for Colombia include one office in Panama.

Itaú Corpbanca 7

Management Discussion & Analysis | Executive Summary

In Ch$ million (except where indicated), end of period		4Q20	3Q20	4Q19	12M20	12M19
Highlights	Total Outstanding shares (Thousands)	512,406.76	512,406.76	512,406.76	512,406.76	512,406.76
	Book Value per share (Ch$)	4.519	4.871	6.530	4.519	6.530
	Diluted Recurring Earnings per share (Ch$)	(0.242)	(0.020)	0.035	(0.155)	0.302
	Accounting Diluted Earnings per share (Ch$)	(0.369)	(0.027)	0.019	(1.806)	0.248
	Diluted Recurring Earnings per ADR (US$)	(0.511)	(0.037)	0.070	(0.327)	0.606
	Accounting Diluted Earnings per ADR (US$)	(0.779)	(0.052)	0.038	(3.812)	0.497
	Dividend (Ch$ million)	n.a.	127,065	n.a.	127,065	51,614
	Dividend per share (Ch$)	n.a.	0.2480	n.a.	0.248	0.1007
	Gross Dividend per ADS (US$)	n.a.	0.4316	n.a.	0.4316	0.2226
	Market capitalization (Ch$ billion)	1,224.65	1,068.37	2,234.09	1,224.65	2,234.09
	Market capitalization (US$ billion)	1.7	1.4	3.0	1.7	3.0
	Solvency Ratio - BIS Ratio [9]	13.25%	13.18%	13.14%	13.25%	13.14%
	Shareholders' equity / Total assets	6.50%	6.80%	9.92%	6.50%	9.92%
	Shareholders' equity / Total liabilities	6.96%	7.31%	11.04%	6.96%	11.04%
Indicators	Ch$ exchange rate for US$1.0	710.73	786.96	748.77	710.73	748.77
	COP exchange rate for Ch$1.0	0.2078	0.2045	0.2284	0.2078	0.2284
	Monetary Policy Interest Rate - Chile [10]	0.5%	0.5%	1.8%	0.5%	1.8%
	Monetary Policy Interest Rate - Colombia [10]	1.8%	1.8%	4.3%	1.8%	4.3%
	Quarterly UF variation - Chile [11]	1.3%	0.1%	0.9%	2.7%	2.7%
	Quarterly CPI variation - Chile	0.9%	0.9%	1.0%	3.0%	3.0%
	Quarterly CPI variation - Colombia	0.2%	0.3%	0.5%	1.6%	3.8%

Notes: (9) BIS Ratio= Regulatory capital / RWA, according to CMF current definitions. **(10)** End of each period. **(11)** UF (Unidad de Fomento) is an official unit of account in Chile that is constantly adjusted for inflation and widely used in Chile for pricing several loans and contracts.

Itaú Corpbanca 8

Management Discussion & Analysis | Executive Summary

Net Income and Recurring Net Income

Our recurring net income attributable to shareholders totaled -Ch$124,132 million in the fourth quarter of 2020 from an accounting net income of -Ch$189,057 million for the period, as a result of the elimination of non-recurring events, which are presented in the table below:

Non-Recurring Events

In Ch$ million	4Q20	3Q20	4Q19	12M20	12M19
Net Income Attributable to Shareholders (Accounting)	**(189,057)**	**(14,006)**	**9,759**	**(925,479)**	**127,065**
Non-Recurring Events	**64,925**	**3,949**	**8,104**	**846,055**	**27,917**
(a) Transaction Costs	(10)	(77)	217	(38)	3,105
(b) Goodwill impairment and amortization/impairment of intangible generated through business combinations	5,549	5,486	9,039	824,534	34,529
(c) Provisions, impairment and accelerated depreciation	72,681			72,681	
(d) Other Contingencies	-	-	2,332	(698)	2,332
Tax Effects	(13,294)	(1,461)	(3,484)	(50,424)	(12,049)
Recurring Net Income Attributable to Shareholders (Managerial)	**(124,132)**	**(10,057)**	**17,863**	**(79,424)**	**154,982**

Events that we have considered non-recurring and at the same time not part of our business are the following:

(a) Transaction cost: Costs related to the closing of the merger between Banco Itaú Chile and Corpbanca, such as investment banks, legal advisors, auditors and other related expenses.

(b) Goodwill impairment and amortization/impairment of intangible generated through business combinations: Amortization of intangibles arising from business combination, such as costumer relationships. In the second quarter of 2020, includes non-cash impairment charge of Ch$793.9 billion which net of taxes represents Ch$764.0 billion. That impact is composed of Ch$448.3 billion as a result of a goodwill impairment of our estimated fair value of the cash generating units for Chile; and of Ch$315.8 billion as a result of goodwill and intangible assets from business combination impairment of our estimated fair value of the cash generating unit for Colombia.

(c) Provisions, impairment and accelerated depreciation: Considers (i) provisions for physical structure restructuration; (ii) impairment of intangible technology assets related to the systems consolidation process; and (iii) impairment and accelerated depreciation of fixed assets related to footprint revision and migration to remote first working model.

(d) Other Contingencies: Mainly due to contingencies related to the social unrest in Chile.

Itaú Corpbanca 9

Management Discussion & Analysis Executive Summary

Managerial Income Statement

Our managerial financial model reflects how management measures and analyzes financial performance by disaggregating commercial performance, financial risk management, credit risk and costs control.

For our managerial results, we adjust for non-recurring events that affect accounting net income (as detailed on the previous page) and apply managerial criteria to disclose our income statements. Regarding the latter, our managerial criteria affects the breakdown of our income statement but does not impact our net income. Among the managerial adjustments, we highlight the tax effects of the hedge of our investments abroad – originally accounted for as income tax expense on our Net Income and subsequently reclassified as financial margin, the reclassification of foreign exchange hedge positions of US dollars denominated provisions, the reclassification of country-risk provisions; the provisions for assets received in lieu of payment; provisions and write-off of assets received in lieu of payment, and the reclassification of provisions for our credit card loyalty program.

These reclassifications enable us to carry out a business analysis from management's perspective. Beginning with the first quarter of 2019 we have been disclosing our income statement in the same manner as we do internally, incorporating additional P&L reclassifications. One important change to highlight would be the Managerial Financial Margin disclosure as it is shown in the table on page 11 (Accounting and Managerial Statements Reconciliation) of this report together with our previous P&L reclassifications.

For tax purposes, the Chilean Internal Revenue Service (*"Servicio de Impuestos Internos"* or SII) considers that our investment in Colombia is denominated in U.S. dollars, which based on the exchange rates of each of disbursements (not current exchange rates) is US$1,772 million. This amount considers the acquisition of shares of Itaú Corpbanca Colombia from Helm LLC and Kresge Stock Holding Company announced to the market in December 3, 2019 for approximately US$334 million.

As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our books each month, the volatility of the exchange rate generates an impact in the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses. In addition to the New York Branch, in the first quarter of 2020, management has decided to consider other investments in its hedge strategy with derivatives, also to be analyzed along with income tax expenses (total exposure US$183 million).

With regards to the hedging of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating the effects of foreign exchange variations through financial instruments and includes the impact of all tax effects.

As the consolidated financial statements for Itaú Corpbanca uses the Chilean peso as its functional currency, foreign currencies are translated into Chilean peso. For our investment in Colombia, we have decided to hedge this translation risk effect in our income statement.

In the fourth quarter of 2020, the Chilean peso depreciated 1.6% against the Colombian peso, compared to an appreciation of 6.3% in the previous quarter. In addition, the Chilean peso appreciated 9.7% against the U.S. dollar in the fourth quarter of 2020. Approximately 33% of our loan portfolio is denominated in, or indexed to, foreign currencies. We present below the foreign exchange variation of the Chilean peso against the U.S. dollar and the Colombian peso:

Main foreign exchange variations of the Chilean peso

U.S. dollar Ch$ 710.73	-9.7% (4Q20/3Q20)	-5.1% (4Q20/4Q19)
Colombian peso Ch$ 0.2078	+1.6% (4Q20/3Q20)	-9.0% (4Q20/4Q19)

Itaú Corpbanca 10

Itaú Corpbanca Executive Summary Management Discussion & Analysis 11 Managerial Income Statement in Ch$ million 4Q20 in Ch$ million 4Q20 1 Interest Income 383,884 Operating Revenues 215,046 1 Interest Expense (155,925) 1 Managerial Financial Margin 162,511 Net Interest Income 227,959 Financial Margin with Clients 207,182 2 Fees and commission income 52,535 Financial Margin with the Market (44,671) 4 Fees and commission expense (18,143) 2 Commissions and Fees 52,535 Net fee and commission income 34,392 3 Cost of Credit (244,427) 1 Total financial transactions, net (70,993) Provision for Loan Losses (261,878) 1 Other operating income 7,842 Recoveries from Loans written-off as losses 17,451 Total operating income 199,200 Credit Value Adjustment (or “CVA”; ratings and colla- terals effects) - 3 Provision for Loan Losses (261,878) 4 Non-interest Expenses (295,859) 3 Recoveries from loans written-off as losses 17,451 Personnel Expenses (64,379) Net operating income (45,227) Administrative Expenses (146,672) 4 Personnel expenses (64,379) Depreciation, Amortization and Impairment (84,808) 4 Administrative expenses (75,011) Income before Tax and Minority Interests (325,240) 4 Depreciation and amortization (35,680) 5 Income tax expense 131,050 4 Impairments (49,128) 6 Minority Interests in Subsidiaries 5,133 4 Other operating expenses (53,518) Net Income attributable to Shareholders (189,057) Total operating expenses (277,716) Operating Income (322,943) 1 Income from investments in other companies (2,297) Income before taxes (325,240) 5 Income tax expense 131,050 Net Income (194,190) 6 Minority interests 5,133 Net Income attributable to Shareholders (189,057) We present below a detailed reconciliation from our accounting income statements to our managerial income statements before a dding/deducting non-recurring events as previously described. Even though the example below has been prepared with 4Q20 figures, it can be used to replicate any period:

Management Discussion & Analysis | Executive Summary

Accounting and Managerial Income Statements Reconciliation

Accounting and Managerial Income Statements Reconciliation | 4th Quarter of 2020

In Ch$ million	Accounting	Managerial Reclas-sifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**215,046**	**9,566**	**55,828**	**796**	**281,236**
Managerial Financial Margin	162,511	22,689	55,828	796	241,824
Financial Margin with Clients	207,182	(8,886)	-	823	199,120
Financial Margin with the Market	(44,671)	31,575	55,828	(28)	42,704
Commissions and Fees	52,535	(13,123)	-	-	39,412
Cost of Credit	**(244,427)**	**(63,986)**	**-**	**-**	**(308,413)**
Provision for Loan Losses	(261,878)	(57,180)	-	-	(319,058)
Recovery of Loans Written Off as Losses	17,451	1,163	-	-	18,614
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	(7,970)	-	-	(7,970)
Non-interest Expenses	**(295,859)**	**55,385**	**-**	**77,982**	**(162,491)**
Personnel Expenses	(64,379)	847	-	-	(63,532)
Administrative Expenses	(146,672)	45,570	-	13,799	(87,303)
Depreciation, Amortization and Impairment	(84,808)	8,968	-	64,183	(11,657)
Income before Tax and Minority Interests	**(325,240)**	**965**	**55,828**	**78,778**	**(189,669)**
Income Tax Expense	131,050	(965)	(55,828)	(13,258)	60,999
Minority Interests in Subsidiaries	5,133	-	-	(595)	4,538
Recurring Net Income	**(189,057)**	**-**	**-**	**64,925**	**(124,132)**

Accounting and Managerial Income Statements Reconciliation | 3rd Quarter of 2020

In Ch$ million	Accounting	Managerial Reclas-sifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**263,985**	**(37,130)**	**23,922**	**(80)**	**250,697**
Managerial Financial Margin	216,440	(26,392)	23,922	(80)	213,890
Financial Margin with Clients	224,599	(34,242)	-	-	190,357
Financial Margin with the Market	(8,159)	7,850	23,922	(80)	23,533
Commissions and Fees	47,545	(10,738)	-	-	36,807
Cost of Credit	**(93,425)**	**(575)**	**-**	**-**	**(94,000)**
Provision for Loan Losses	(110,042)	(3,694)	-	-	(113,736)
Recovery of Loans Written Off as Losses	16,617	1,468	-	-	18,085
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	1,651	-	-	1,651
Non-interest Expenses	**(204,788)**	**37,647**	**-**	**5,489**	**(161,651)**
Personnel Expenses	(77,075)	837	-	-	(76,238)
Administrative Expenses	(100,513)	29,933	-	3	(70,577)
Depreciation, Amortization and Impairment	(27,200)	6,878	-	5,486	(14,836)
Income before Tax and Minority Interests	**(34,228)**	**(58)**	**23,922**	**5,409**	**(4,954)**
Income Tax Expense	21,700	58	(23,922)	(1,461)	(3,625)
Minority Interests in Subsidiaries	(1,478)	-	-	-	(1,478)
Recurring Net Income	**(14,006)**	**-**	**-**	**3,949**	**(10,057)**

Itaú Corpbanca 12

Management Discussion & Analysis | Executive Summary

4th quarter of 2020 Income Statement

We present below the managerial income statements with the reclassification and non-recurring adjustments described above:

In Ch$ million	4Q20	3Q20	change		4Q19	change		12M20	12M19	change	
Operating Revenues	**281,236**	**250,697**	**12.2%**	**30,539**	**321,864**	**-12.6%**	**(40,628)**	**1,070,828**	**1,158,701**	**-7.6%**	**(87,874)**
Managerial Financial Margin	241,824	213,890	13.1%	27,934	271,310	-10.9%	(29,487)	911,328	962,885	-5.4%	(51,557)
Financial Margin with Clients	199,120	190,357	4.6%	8,763	220,291	-9.6%	(21,172)	802,161	831,098	-3.5%	(28,937)
Financial Margin with the Market	42,704	23,533	81.5%	19,171	51,019	-16.3%	(8,315)	109,168	131,788	-17.2%	(22,620)
Commissions and Fees	39,412	36,807	7.1%	2,605	50,553	-22.0%	(11,141)	159,500	195,816	-18.5%	(36,316)
Cost of Credit	**(308,413)**	**(94,000)**	**228.1%**	**(214,414)**	**(133,952)**	**130.2%**	**(174,462)**	**(570,674)**	**(317,199)**	**79.9%**	**(253,475)**
Provision for Loan Losses	(319,058)	(113,736)	180.5%	(205,322)	(154,464)	106.6%	(164,593)	(629,646)	(394,966)	59.4%	(234,680)
Recovery of Loans Written Off as Losses	18,614	18,085	2.9%	529	21,416	-13.1%	(2,802)	64,838	67,168	-3.5%	(2,330)
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(7,970)	1,651	-	(9,621)	(903)	782.4%	(7,067)	(5,865)	10,599	-	(16,465)
Non-interest Expenses	**(162,491)**	**(161,651)**	**0.5%**	**(840)**	**(174,625)**	**-6.9%**	**12,134**	**(637,999)**	**(642,734)**	**-0.7%**	**4,735**
Personnel Expenses	(63,532)	(76,238)	-16.7%	12,707	(77,554)	-18.1%	14,023	(287,913)	(296,910)	-3.0%	8,997
Administrative Expenses	(87,303)	(70,577)	23.7%	(16,725)	(83,884)	4.1%	(3,418)	(297,133)	(293,471)	1.2%	(3,663)
Depreciation. Amortization and Impairment	(11,657)	(14,836)	-21.4%	3,179	(13,187)	-11.6%	1,530	(52,953)	(52,353)	1.1%	(600)
Income before Tax and Minority	**(189,669)**	**(4,954)**	**3728.5%**	**(184,715)**	**13,287**	**-**	**(202,956)**	**(137,845)**	**198,768**	**-**	**(336,613)**
Income Tax Expense	60,999	(3,625)	-	64,624	3,482	1651.7%	57,517	56,986	(34,678)	-	91,664
Minority Interests in Subsidiaries	4,538	(1,478)	-	6,016	1,094	314.6%	3,443	1,436	(9,108)	-	10,544
Recurring Net Income	**(124,132)**	**(10,057)**	**1134.3%**	**(114,075)**	**17,863**	**-**	**(141,995)**	**(79,424)**	**154,982**	**-**	**(234,406)**

Itaú Corpbanca

13

Itaú Corpbanca Executive Summary Management Discussion & Analysis 14 Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on pages 9 and 10: Return on Average Tangible Equity1 Recurring Net Income Results Ch$ -124.1 billion for the 4Q20 Highlights in 4Q20 For further details by country see page 40 Highlights in the quarter The recurring net income in the fourth quarter of 2020 amounted to -Ch$124.1 billion, a Ch$114.0 billion decrease compared to the previous quarter and when compared with the fourth quarter of 2019 a Ch$142.0 billion decrease. The managerial return on average tangible equity was –27.3% as of December 31, 2020, compared to the 3.4% reported in December 31, 2019. In Chile, Recurring Net Income in the fourth quarter of 2020 reached -Ch$88.8 billion, primarily due to a 160.3% increase in Cost of Credit, partially offset by higher Operating Revenues and lower Non-Interest Expenses. The increase in Cost of Credit in the period is mainly related to Corporate and SME clients of specific sectors impacted by the COVID 19 pandemic. In Colombia, the Recurring Net Income in the fourth quarter of 2020 amounted to -Ch$35.3 billion, a decrease of Ch$39.0 billion when compared to the previous quarter. This was mainly due to an increase of Ch$74.0 billion in Cost of Credit in the quarter primarily related to additional provisions of Ch$33.2 billion in the quarter and provisions for clients impacted by the COVID 19 pandemic. During the fourth quarter, we have increased our allowances for loan losses to protect our loan portfolio from non-performance that we have estimated ‒as a result of the pandemic‒ that may materialize in the future, taking into account macroeco- nomic prospects both in Chile and Colombia as well as sector, product and client- specific aspects. -27.3% The annualized recurring return on average tangible equity reached -27.3% in the fourth quarter of 2020, 25.2 percentage points lower when compared to the previous quarter and 30.7 percentage points lower when compared to the same period in 2019. Average tangible shareholders’ equity totaled Ch$1,819.9 billion, a 6.4% decrease compared to the previous quarter and a 12.5% decrease compared to the fourth quarter of 2019. Annualized recurring return on average assets ex-goodwill and ex-intangibles from business combinations reached –1.4% in the fourth quarter of 2020, a 129 basis points decrease when compared to the previous quarter and a 162 basis points decrease when compared to the fourth quarter of 2019. For further details by country see page 47 (1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities. Ch$ million

Itaú Corpbanca Executive Summary Management Discussion & Analysis Financial Margin with Clients Cost of Credit Ch$ 199.1 billion For further details by country see pages 22 and 33 Ch$ 308.4 billion For further details by country see pages 25 and 36 Commissions and Fees Efficiency Ratio and Risk-Adjusted Efficiency Ratio1 For further details by country see pages 24 and 35 57.8 % Financial Margin with Clients increased 4.6% compared to the previous quarter, primarily due to the impact of the sale of the student portfolio in Chile, partially offset by lower revenues from commercial spreads on derivatives and FX transactions with clients. In addition, Financial Margin with Clients in Colombia decreased 6.8% in the quarter, mainly due to foreign exchange variation. When compared to the fourth quarter of 2019, our Financial Margin with Clients decreased by 9.6%. In the fourth quarter of 2020, our efficiency ratio decreased 6.70 percentage points compared to previous quarter, mainly due to a 12.2% increase in Operating Revenues. When compared to the fourth quarter of 2019, the efficiency ratio increased 3.22 percentage points mainly due to a 12.6% decrease in Operating Reve- nues. The risk-adjusted efficiency ratio, which also includes the Cost of Credit, reached 167.4%, an increase of 65.4 percentage points from the previous quarter and a 71.5 percentage points increase from the fourth quarter of 2019. Cost of Credit in the fourth quarter of 2020 increased 228.1% compared to the third quarter of 2020, mainly due to higher provisioning level for the portfolio as a result of the COVID-19 pandemic. In addition, provisioning level in the quarter was also impacted by Ch$40.1 and Ch$33.2 billion in addition- al provisions in Chile and Colombia, respectively. When compared to the fourth quarter of 2019, Cost of Credit increased by 130.2%. Ch$ 39.4 billion Commissions and Fees increased by 7.1% when compared to the third quarter of 2020, primarily due to a Current Account Services and Overdraft Fees and Financial Advisory fees in Chile. When compared to the fourth quarter of 2019, Commissions and Fees de- creased by 22.0%, mainly due lower results in Insurance Brokerage and Current Account Services and Overdraft Fees. 15 1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparative purposes. For further details by country see pages 29 and 40 Ch$ million Ch$ million Ch$ million

Itaú Corpbanca Executive Summary Management Discussion & Analysis 16 2021 Forecast Although the growth plans and projections of results presented above are based on management assumptions and information available in the market at the beginning of 2021, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, resu lts or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consid eration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the syner- gies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disinterme- diation, competitive pressures on products, prices and changes in tax legislation, among others. We present below our forecast for 2021: 1– Retail Retail refers to our retail bank, which serves individuals and SMEs in all their financial services needs; 2 – Net provision for credit & counter- party risks below inflation mid single digit retail1 segments Loan Growth Growth focus Cost of credit Risk2 Adjusted Non-Interest Expenses Expected range from 1.0% to 1.3%

Income Statement and Balance Sheet Analysis Management Discussion & Analysis

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Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown by Country

Highlights

The financial results of Itaú Corpbanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results we have reclassified from Chile to Colombia:

- the cost of derivative structures used to hedge the investment and its related tax effects; and
- other results and overhead costs from Colombia in Chile.

For more details on managerial information, please refer to pages 9, 10 and 11 of this report.

In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 4Q20, 3Q20 an d 4Q19:

	4Q20			3Q20			Change		
In Ch$ million	Consolidado	Chile	Colombia[1]	Consolidado	Chile	Colombia[1]	Consolidado	Chile	Colombia[1]
Operating Revenues	**281,236**	**219,073**	**67,928**	**250,697**	**187,953**	**71,234**	**12.2%**	**16.6%**	**-4.6%**
Managerial Financial Margin	241,824	189,478	58,111	213,890	159,635	62,745	13.1%	18.7%	-7.4%
Financial Margin with Clients	199,120	150,130	48,990	190,357	140,789	49,568	4.6%	6.6%	-1.2%
Financial Margin with the Market	42,704	39,348	9,121	23,533	18,847	13,177	81.5%	108.8%	-30.8%
Commissions and Fees	39,412	29,595	9,817	36,807	28,318	8,489	7.1%	4.5%	15.6%
Cost of Credit	**(308,413)**	**(231,448)**	**(76,966)**	**(94,000)**	**(88,903)**	**(5,097)**	**228.1%**	**160.3%**	**1410.0%**
Provision for Loan Losses	(319,058)	(236,735)	(82,323)	(113,736)	(104,808)	(8,928)	180.5%	125.9%	822.1%
Recovery of Loans Written Off as Losses	18,614	13,257	5,357	18,085	14,254	3,831	2.9%	-7.0%	39.8%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(7,970)	(7,970)	-	1,651	1,651	-	-582.6%	-582.6%	-
Non-interest Expenses	**(162,491)**	**(115,722)**	**(46,769)**	**(161,651)**	**(117,084)**	**(44,568)**	**0.5%**	**-1.2%**	**4.9%**
Personnel Expenses	(63,532)	(43,219)	(20,312)	(76,238)	(53,929)	(22,310)	-16.7%	-19.9%	-9.0%
Administrative Expenses	(87,303)	(63,977)	(23,326)	(70,577)	(51,409)	(19,169)	23.7%	24.4%	21.7%
Depreciation, Amortization and Impairment	(11,657)	(8,526)	(3,131)	(14,836)	(11,746)	(3,090)	-21.4%	-27.4%	1.3%
Income before Tax and Minority Interests	**(189,669)**	**(128,097)**	**(55,807)**	**(4,954)**	**(18,033)**	**21,570**	**3728.5%**	**610.3%**	**-358.7%**
Income Tax Expense	60,999	39,294	20,148	(3,625)	4,370	(10,287)	-1782.8%	799.2%	-295.9%
Minority Interests in Subsidiaries	4,538	(9)	4,547	(1,478)	(26)	(1,452)	-407.0%	-65.0%	-413.1%
Costs of hedge positions	-	-	(4,209)	-	-	(6,198)	-	-	-32.1%
Recurring Net Income	**(124,132)**	**(88,811)**	**(35,321)**	**(10,057)**	**(13,689)**	**3,632**	**1134.3%**	**548.8%**	**-1072.4%**
Recurring Return on Managerial Tangible Equity	**-27.3%**	**-27.7%**	**-26.3%**	**-2.1%**	**-4.0%**	**2.6%**	**-2,521bps**	**-2,374bps**	**-2,882bps**

	4Q20			4Q19			Change		
In Ch$ million	Consolidado	Chile	Colombia[1]	Consolidado	Chile	Colombia[1]	Consolidado	Chile	Colombia[1]
Operating Revenues	**281,236**	**219,073**	**67,928**	**321,864**	**250,382**	**75,636**	**-12.6%**	**-12.5%**	**-10.2%**
Managerial Financial Margin	241,824	189,478	58,111	271,310	210,397	65,068	-10.9%	-9.9%	-10.7%
Financial Margin with Clients	199,120	150,130	48,990	220,291	161,295	58,996	-9.6%	-6.9%	-17.0%
Financial Margin with the Market	42,704	39,348	9,121	51,019	49,102	6,071	-16.3%	-19.9%	50.2%
Commissions and Fees	39,412	29,595	9,817	50,553	39,985	10,568	-22.0%	-26.0%	-7.1%
Cost of Credit	**(308,413)**	**(231,448)**	**(76,966)**	**(133,952)**	**(110,117)**	**(23,835)**	**130.2%**	**110.2%**	**222.9%**
Provision for Loan Losses	(319,058)	(236,735)	(82,323)	(154,464)	(124,804)	(29,660)	106.6%	89.7%	177.6%
Recovery of Loans Written Off as Losses	18,614	13,257	5,357	21,416	15,590	5,826	-13.1%	-15.0%	-8.0%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(7,970)	(7,970)	-	(903)	(903)	-	782.4%	782.4%	-
Non-interest Expenses	**(162,491)**	**(115,722)**	**(46,769)**	**(174,625)**	**(116,932)**	**(57,694)**	**-6.9%**	**-1.0%**	**-18.9%**
Personnel Expenses	(63,532)	(43,219)	(20,312)	(77,554)	(52,229)	(25,325)	-18.1%	-17.3%	-19.8%
Administrative Expenses	(87,303)	(63,977)	(23,326)	(83,884)	(54,812)	(29,072)	4.1%	16.7%	-19.8%
Depreciation, Amortization and Impairment	(11,657)	(8,526)	(3,131)	(13,187)	(9,891)	(3,296)	-11.6%	-13.8%	-5.0%
Income before Tax and Minority Interests	**(189,669)**	**(128,097)**	**(55,807)**	**13,287**	**23,333**	**(5,893)**	**-1527.5%**	**-649.0%**	**847.1%**
Income Tax Expense	60,999	39,294	20,148	3,482	(1,551)	3,911	1651.7%	-2633.9%	415.1%
Minority Interests in Subsidiaries	4,538	(9)	4,547	1,094	(44)	1,138	314.6%	-79.4%	299.4%
Costs of hedge positions	-	-	(4,209)	-	-	(3,032)	-	-	38.8%
Recurring Net Income	**(124,132)**	**(88,811)**	**(35,321)**	**17,863**	**21,739**	**(3,875)**	**-794.9%**	**-508.5%**	**811.5%**
Recurring Return on Managerial Tangible Equity	**-27.3%**	**-27.7%**	**-26.3%**	**3.4%**	**5.4%**	**-3.3%**	**-3,072 bps**	**-3,309 bps**	**-2,292 bps**

[1] In nominal currency

Itaú Corpbanca

19

Management Discussion & Analysis | Income Statement Analysis

Accounting and Managerial Net Income Statement Reconciliation

The Accounting and Managerial Net Income Statement Reconciliation for 4Q20, 3Q20 and 4Q19 is presented below:

In Ch$ million	4Q20	3Q20	4Q19	12M20	12M19
Net Income Attributable to Shareholders (Accounting)	**(154,369)**	**(23,850)**	**12,803**	**(837,085)**	**115,849**
(+) Non-recurring events	60,894	3,947	5,866	767,702	19,989
(+) Other results and overhead costs from Colombia in Chile (a)	455	16	37	(1,037)	(2,178)
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	4,209	6,198	3,032	20,092	10,274
Recurring Net Income	**(88,811)**	**(13,689)**	**21,739**	**(50,329)**	**143,933**

In Ch$ million	4Q20	3Q20	4Q19	12M20	12M19
Net Income Attributable to Shareholders (Accounting)	**(34,688)**	**9,844**	**(3,044)**	**(88,394)**	**11,216**
(+) Non-recurring events	4,031	2	2,239	78,353	7,928
(+) Other results and overhead costs from Colombia in Chile (a)	(455)	(16)	(37)	1,037	2,178
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	(4,209)	(6,198)	(3,032)	(20,092)	(10,274)
Recurring Net Income	**(35,321)**	**3,632**	**(3,875)**	**(29,095)**	**11,049**

Managerial reclassifications:

(a) **Other results and overhead costs from Colombia in Chile:** other results and overhead costs incurred by the administration in Chile and managerially assigned to Colombia.
(b) **Cost of Economic Hedge:** carry cost of the derivatives used for the economic hedge of the investment in Colombia, currently booked in Chile.
(c) **Cost of Fiscal Hedge:** cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

Itaú Corpbanca 20

Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown for Chile

Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 19 and 20:

			change			*change*				*change*	
In Ch$ million	4Q20	3Q20	%	$	4Q19	%	$	12M20	12M19	%	$
Operating Revenues	**219,073**	**187,953**	**16.6%**	**31,120**	**250,382**	**-12.5%**	**(31,309)**	**807,113**	**851,187**	**-5.2%**	**(44,074)**
Managerial Financial Margin	189,478	159,635	18.7%	29,843	210,397	-9.9%	(20,918)	681,776	694,566	-1.8%	(12,790)
Financial Margin with Clients	150,130	140,789	6.6%	9,341	161,295	-6.9%	(11,165)	590,315	592,660	-0.4%	(2,345)
Financial Margin with the Market	39,348	18,847	108.8%	20,502	49,102	-19.9%	(9,753)	91,461	101,906	-10.2%	(10,445)
Commissions and Fees	29,595	28,318	4.5%	1,277	39,985	-26.0%	(10,391)	125,337	156,622	-20.0%	(31,285)
Cost of Credit	**(231,448)**	**(88,903)**	**160.3%**	**(142,545)**	**(110,117)**	**110.2%**	**(121,331)**	**(449,622)**	**(229,571)**	**95.9%**	**(220,052)**
Provision for Loan Losses	(236,735)	(104,808)	125.9%	(131,927)	(124,804)	89.7%	(111,931)	(493,218)	(288,570)	70.9%	(204,648)
Recovery of Loans Written Off as Losses	13,257	14,254	-7.0%	(997)	15,590	-15.0%	(2,334)	49,461	48,400	2.2%	1,061
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(7,970)	1,651	-	(9,621)	(903)	782.4%	(7,067)	(5,865)	10,599	-	(16,465)
Non-interest Expenses	**(115,722)**	**(117,084)**	**-1.2%**	**1,362**	**(116,932)**	**-1.0%**	**1,210**	**(453,824)**	**(451,460)**	**0.5%**	**(2,364)**
Personnel Expenses	(43,219)	(53,929)	-19.9%	10,710	(52,229)	-17.3%	9,010	(196,332)	(204,842)	-4.2%	8,510
Administrative Expenses	(63,977)	(51,409)	24.4%	(12,568)	(54,812)	16.7%	(9,165)	(216,957)	(206,678)	5.0%	(10,279)
Depreciation. Amortization and Impairment	(8,526)	(11,746)	-27.4%	3,220	(9,891)	-13.8%	1,365	(40,535)	(39,940)	1.5%	(594)
Income before Tax and Minority Interests	**(128,097)**	**(18,033)**	**610.3%**	**(110,063)**	**23,333**	**-**	**(151,430)**	**(96,333)**	**170,157**	**-**	**(266,490)**
Income Tax Expense	39,294	4,370	799.2%	34,925	(1,551)	-	40,845	46,071	(26,099)	-	72,170
Minority Interests in Subsidiaries	(9)	(26)	-65.0%	17	(44)	-79.4%	35	(67)	(124)	-46.5%	58
Recurring Net Income	**(88,811)**	**(13,689)**	**548.8%**	**(75,122)**	**21,739**	**-**	**(110,550)**	**(50,329)**	**143,933**	**-**	**(194,262)**

Itaú Corpbanca

21

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlights

- Financial Margin with Clients increased by 6.6% in the fourth quarter of 2020 compared to the previous quarter, mainly due to the sale of the student loans portfolio partially offset by changes in loan portfolio mix.
- Financial Margin with the Market reached Ch$39.3 billion in the fourth quarter of 2020, mainly due to higher gains from trading desk and from assets and liabilities management.

Managerial Financial Margin

Financial Margin with Clients Ch$ **150.1** million	▲	**+ 6.6%** (4Q20/3Q20)
	▼	**- 6.9%** (4Q20/4Q19)
Financial Margin with the Market Ch$ **39.3** million	▲	**+ 108.8%** (4Q20/3Q20)
	▼	**- 19.9%** (4Q20/4Q19)


Ch$ million
210,397
49,102
161,295
150,193
3,286
146,906
182,469
29,979
152,490
159,635
18,847
140,789
189,478
39,348
150,130
4Q19
1Q20
2Q20
3Q20
4Q20
Financial Margin with Clients
Financial Margin with the Market

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, which is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate (monetary policy rate of Chile).

Change in the Financial Margin with Clients Breakdown


140,789
(1,354)
3,757
(949)
8,012
(125)
150,130
1
2
3
4
3Q20
Loan Portfolio Mix
Average Loan Portfolio, Loan Spreads and Liabilities Margin
Comercial spreads on derivatives and FX transactions with clients
Sale loans portfolio
Working Capital and other
4Q20

1 **Loan portfolio Mix (-Ch$1,354 million):** related to a decrease in average consumer portfolios, mainly from credit cards and overdraft portfolios, contributing to a lower share of products from these segments impacting the total Financial Margin with Clients.

2 **Average asset portfolio, assets spreads and liabilities margin (+Ch$3,757 million):** mainly due to an increase in weighted average spread of the loan portfolio, partially offset by lower average credit volumes.

3 **Commercial spreads on derivatives and FX transactions with clients (-Ch$949 million):** related to a decrease in derivatives and FX transactions with whole-sales clients impacting the Financial Margin with Clients.

4 **Sale loans portfolio (+Ch$8,012 million):** in the fourth quarter of each year, are recognized the revenues of the sale of the student loans portfolio.

Itaú Corpbanca

22

Management Discussion & Analysis | Income Statement Analysis

Annualized average rate of financial margin with clients


3.0%
2.6%
2.5%
2.2%
2.5%
0.9%
1.6%
1.3%
0.8%
(1.3%)
4Q19
1Q20
2Q20
3Q20
4Q20
Financial margin with clients
Risk-adjusted financial margin with clients

In Ch$ millions, end of period	4Q20 Financial Margin	4Q20 Average Rate	4Q20 Average Balance	3Q20 Financial Margin	3Q20 Average Rate	Average Rate
Financial Margin with Clients	150,130	2.5%	24,792,638	140,789	2.2%	2.5%
Cost of Credit	(231,448)			(88,903)		
Risk-Adjusted Financial Margin with Clients	(81,318)	-1.3%	24,792,638	51,886	0.8%	1.3%

Financial Margin with Clients:

▲ +20 bp

- Increase mainly due to the sale of student loan

Risk-Adjusted Financial Margin with Clients:

▼ -212 bp

- Decrease mainly due to a higher Cost of Credit in the period.

Financial Margin with the Market

Financial Margin with the Market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading, which manages proprietary portfolios and may assume directional positions, in compliance with the limits established by our risk appetite.

Financial Margin with the Market increased 108.8% in 4Q20 compared to 3Q20. This increase was mainly due to higher gains from trading desk and assets and liabilities management, primarily related to an increase in inflation linked income driven by higher variation of the UF in the quarter (+1.3% in 4Q20 vs. +0.1% in 3Q20).


Ch$ million
25,476
24,451
25,855
25,304
22,865
49,102
3,286
29,979
18,847
39,348
4Q19
1Q20
2Q20
3Q20
4Q20
Financial Margin with the Market
1-year moving average

UF net exposure (Ch$ trillion)


1.9
2.7
2.5
2.9
2.1
Dic-19
Mar-20
Jun-20
Sep-20
Dic-20

UF — Unidad de Fomento (variation value)


0.9%
1.0%
0.3%
0.1%
1.3%
4Q19
1Q20
2Q20
3Q20
4Q20

Itaú Corpbanca
23

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the fourth quarter of 2020, Commissions and Fees amounted to Ch$29.6 billion, a 4.5% increase compared to the previous quarter mainly driven by a higher Current Account Services and Overdraft Fees and Financial Advisory fees.

In Ch$ million	4Q20	3Q20	change		4Q19	change		12M20	12M19	change	
Insurance Brokerage	6,550	6,621	(70)	-1.1%	9,665	(3,114)	-32.2%	27,154	39,233	(12,079)	-30.8%
Credit Operations and Guarantees Provided	7,150	7,213	(63)	-0.9%	9,034	(1,884)	-20.9%	29,315	31,079	(1,764)	-5.7%
Current Account Services and Overdraft Fees	6,900	6,349	551	8.7%	8,781	(1,881)	-21.4%	29,762	37,042	(7,280)	-19.7%
Asset Management	2,948	3,037	(90)	-2.9%	4,059	(1,111)	-27.4%	12,702	15,899	(3,197)	-20.1%
Financial Advisory	573	56	517	914.3%	1,614	(1,041)	-64.5%	2,860	10,037	(7,176)	-71.5%
Other	5,474	5,042	432	8.6%	6,833	(1,359)	-19.9%	23,544	23,331	213	0.9%
Total Commissions and Fees	**29,595**	**28,318**	**1,277**	**4.5%**	**39,985**	**(10,391)**	**-26.0%**	**125,337**	**156,622**	**(31,285)**	**-20.0%**

Commissions and Fees Breakdown


4Q20
2%
18%
22%
10%
24%
23%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Account Services and Overdraft Fees
Asset Management
Financial Advisory
Other


3Q20
0.2%
18%
23%
11%
25%
22%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Account Services and Overdraft Fees
Asset Management
Financial Advisory
Other

Itaú Corpbanca

24

Management Discussion & Analysis | Income Statement Analysis

Cost of Credit

In Ch$ million	4Q20	3Q20	change		4Q19	change		12M20	12M19	change	
Net Provision for Loan Losses	**(223,478)**	**(90,554)**	**(132,924)**	**146.8%**	**(109,214)**	**(114,264)**	**104.6%**	**(443,757)**	**(240,170)**	**(203,587)**	**84.8%**
Provision for Loan Losses	(236,735)	(104,808)	(131,927)	125.9%	(124,804)	(111,931)	89.7%	(493,218)	(288,570)	(204,648)	70.9%
Recovery of Loans Written Off as Losses	13,257	14,254	(997)	-7.0%	15,590	(2,334)	-15.0%	49,461	48,400	1,061	2.2%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	(7,970)	1,651	(9,621)	-	(903)	(7,067)	782.4%	(5,865)	10,599	(16,465)	-
Cost of Credit	**(231,448)**	**(88,903)**	**(142,545)**	**160.3%**	**(110,117)**	**(121,331)**	**110.2%**	**(449,622)**	**(229,571)**	**(220,052)**	**95.9%**

In the fourth quarter of 2020, Cost of Credit amounted to Ch$231.4 billion, a 160.3% increase compared to the previous quarter, mainly due to higher provisioning level for the wholesale portfolio due to the COVID-19 pandemic. As a result of our continuous credit risk assessment, we have increased our allowances for loan losses to protect our loan portfolio from non-performance related to the pandemic that may materialize in the future. This assessment takes into account macroeconomic prospects as well as sector, product and client-specific aspects.

When compared to the fourth quarter of 2019 Cost of Credit increased 110.2%, mainly due to the increase in provisions for the wholesale and additional provisions in the quarter.

Allowance for Loan Losses and Loan Portfolio


410,472
424,848
437,166
509,277
550,716
574,709
609,410
743,492
3.99

Cost of Credit and Loan Portfolio


2.4
1.2
1.5
1.9
5.0
124,804
110,117
66,631
55,617
85,045
73,655
104,808
88,903
236,735
231,448
4Q19
1Q20
2Q20
3Q20
4Q20
Provision from loan losses (Ch$ million)
Cost of credit (Ch$ million)
Cost of credit / Loan portfolio* - Annualized (%)

(*) Average Loan Portfolio

As of December 31, 2020, the total allowance for loan losses, including additional provisions, increased 22.0% in the quarter, totaling Ch$743.5 billion, whereas our loan portfolio decreased 3.8% when compared to the third quarter of 2020, reaching Ch$18.2 trillion.

Therefore, the ratio of total allowance for loan losses, including additional provision, over loan portfolio increased in the fourth quarter 2020, from 3.20% to 3.99% compared to the third quarter of 2020.

The provisions from loan losses reached Ch$236.7 billion in the fourth quarter of 2020, an increase of 125.9% compared to the third quarter 2020. When compared to the same period last year, there was an increase of 89.7%.

At the end of the fourth quarter of 2020, our net provision for loan losses over loan portfolio increased to 5.0% from 1.9% compared to the previous quarter. When compared to the fourth quarter of 2019, this ratio increased 2.54 percentage points.

Itaú Corpbanca 25

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis Delinquency Ratios Non-Performing Loans NPL Ratio (%) by Segments | over 90 days Coverage Ratio1 (%) | 90 days Ch$ million In the fourth quarter 2020, the total NPL portfolio increased from 1.82% to 1.87% compared to the third quarter of 2020. The NPL ratio over 90 days for consumer loans increased from 1.22% to 1.66% in the fourth quarter of 2020. The NPL ratio for mortgage loans decreased from 1.26% to 1.12% in the fourth quarter of 2020. The NPL ratio increased 0.09 percentage points for commercial loans com- pared to the previous quarter, mainly related to a specific wholesale client. When excluding student loans from this portfolio, the commercial ex student loans NPL reached 1.69%, decreasing 0.02 percentage points compared to the previous quarter. As of December 31, 2020, the 90-day coverage ratio reached 218%, a 41 percentage points increase from the previous quarter, mainly as result of the additional provisions and a decrease in Non-Performing Loans. Compared to December 31, 2019, the total 90-day coverage ratio increased 105 percentage points. The portfolio of credits 90-days overdue decreased Ch$3.9 billion or 1.1% in the fourth quarter of 2020 compared to previous quarter, primarily driven by a decrease of 2.5% in our commercial loans NPLs. This was partially offset by a 36.6% increase in our consumer loans NPLs, mainly related to the effects of the measures taken to support our clients during the COVID-19 pandemic in the previous quarters. When compared to the same period for 2019, there is a decrease in the portfolio of credits 90-days overdue of Ch$108.4 billion. This 24.1% decrease is primarily due to a decrease in commercial loans NPLs. NPL Ratio (%) | over 90 days The NPL ratio of credits 90-day overdue increased from 1.82% to 1.87% compared to the previous quarter. Compared to the same period of 2019, the ratio decreased 0.59 percentage points. Credit Quality 26 1 Coverage Ratio includes additional provisions.

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 27 Recovery of Loans Written-off as Losses In the fourth quarter of 2020, NPL creation reached Ch$43.8 billion, an increase of Ch$32.0 billion compared to the previous quarter, mainly due to a higher NPLs 90-days overdue. * Loan portfolio average balance of the two previous quarters. NPL Creation In the fourth quarter of 2020, the loan portfolio write-off totaled Ch$47.7 billion, a 3.9% decrease compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance decreased 1 percentage points compared to the previous quarter, reaching 1.03%. In the fourth quarter of 2020, the income from the recovery of loans written-off decreased Ch$1.0 billion, or 7.0%, from the previous quarter. When compared to the fourth quarter of 2019, the income from recovery of loans written-off decreased Ch$2.3 billion. In the fourth quarter of 2020, total NPL Creation coverage reached 541% mainly due to the impact of the additional provisions in the quarter. Ch$ million NPL Creation Coverage Loan Portfolio Write-Off Ch$ billion

Management Discussion & Analysis | Income Statement Analysis

Itaú

Non-interest Expenses

Highlights

- Non-interest Expenses amounted to Ch$115.7 billion in the quarter, a 1.2% decrease from the previous quarter, mainly due to a decrease in Personnel expenses related to headcount reduction which negatively impacted Personnel expenses in the third quarter. This was partially offset by higher Administrative expense related to technology of home office and adjustment in the physical offices.
- When compared to the fourth quarter of 2019, Non-interest Expenses decreased 1.0%.

In Ch$ million	4Q20	3Q20	change		4Q19	change		12M20	12M19	change	
Personnel expenses	(43,219)	(53,929)	10,710	-19.9%	(52,229)	9,010	-17.3%	(196,332)	(204,842)	8,510	-4.2%
Administrative expenses	(63,977)	(51,409)	(12,568)	24.4%	(54,812)	(9,165)	16.7%	(216,957)	(206,678)	(10,279)	5.0%
Personnel and Administrative Expenses	**(107,196)**	**(105,338)**	**(1,858)**	**1.8%**	**(107,041)**	**(155)**	**0.1%**	**(413,289)**	**(411,520)**	**(1,769)**	**0.4%**
Depreciation amortization and Impairment	(8,526)	(11,746)	3,220	-27.4%	(9,891)	1,365	-13.8%	(40,535)	(39,940)	(594)	1.5%
Total Non-interest Expenses	**(115,722)**	**(117,084)**	**1,362**	**-1.2%**	**(116,932)**	**1,210**	**-1.0%**	**(453,824)**	**(451,460)**	**(2,364)**	**0.5%**

Personnel expenses

Personnel expenses in the fourth quarter of 2020 decreased 19.9% when compared to the third quarter of 2020, mainly due to lower variable compensation expenses and higher severance expenses in the third quarter of 2020.

When compared to the same period of 2019, there was a 17.3% decrease also mainly due to lower variable compensation expenses.

Administrative Expenses

Administrative expenses in the fourth quarter of 2020 amounted to Ch$64.0 billion, a 24.4% increase compared to the previous quarter. This performance in the quarter is mainly due to increase in expenses related to technology and other contingencies .

When compared fourth quarter of 2019 Administrative Expenses increased 16.7%, mainly due to an increase in expenses related to technology and expenses related to the sanitation of branches and administrative offices.

Depreciation amortization and Impairment

Depreciation, amortization and impairment expenses totaled Ch$8.5 billion in the fourth quarter of 2020, a 27.4% decrease when compared to the third quarter of 2020.

When compared to the fourth quarter of 2019, there was a 13.8% decrease.

Headcount


-1.8%
-2.3%
-0.8%
0.6%
2.2%
-1.1%
-0.3%
-4.5%
-1.2%
5,685
5,557
5,510
5,538
5,660
5,599
5,581
5,331
5,266
dec-18
mar-19
jun-19
sept-19
dec-19
mar-20
jun-20
sept-20
dic-20
Chile
Δ% QoQ

5,226
Headcount in Chile and New York at the end of the 4Q20

▼ **- 1.2%** (4Q20/3Q20)

▼ **- 7.0%** (4Q20/4Q19)

The total number of employees including the Itaú Corpbanca New York branch was 5,226 at the end of the fourth quarter of 2020 compared to 5,331 in the third quarter of 2020 and 5,660 at the end of the fourth quarter of 2019, a decrease of 7.0% in headcount in the twelve-month period.

Itaú Corpbanca

28

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 29 Efficiency Ratio In the fourth quarter of 2020, our Efficiency Ratio reached 52.8%, a decrease of 9.5 percentage points when compared to the third quarter of 2020. This was mainly related to a higher Operating Revenues in the quarter. When compared to the fourth quarter of 2019, the Efficiency Ratio increased 6.1 percentage points. Risk-Adjusted Efficiency Ratio1 The Risk-Adjusted Efficiency Ratio, which also includes the Cost of Credit, reached 158.5% in the fourth quarter of 2020, an increase of 48.9 percentage points compared to the previous quarter, mainly as a result of higher Cost of Credit. When compared to the fourth quarter of 2019, the Risk-Adjusted Efficiency Ratio increased by 67.8 percentage points, primarily due to a higher Cost of Credit. Efficiency Ratio and Risk-Adjusted Efficiency Ratio Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Cost of Credit Managerial Financial Margin + Commission and Fees = Risk-Adjusted Efficiency Ratio We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the Cost of Credit. 1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparative purposes. Points of Service in Chile Automated Teller Machines (ATMs) | Chile Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu ding ATMs, branch offices (physical and digital), mobile banking, internet banking and telephone banking. As of December 31, 2020, we had 183 branches, 1 less compared to the third quarter of 2020 and 11 branches less when compared to the fourth quarter of 2019. Distribution Network Branches | Chile and New York By the end of the fourth quarter of 2020, the number of ATMs totaled 408 in Chile, 2 ATMs more than the previous quarter and a 3.8% reduction when compared to the fourth quarter of 2019. Additionally, our customers had access to over 7,000 ATMs in Chile through our agreement with Redbanc. * Historical data prior to 1Q 2018 includes “Corpbanca” ATM’s.

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlights

- At the end of the fourth quarter of 2020, our total consolidated credit portfolio in Chile reached Ch$18.2 trillion, a decrease of 3.8% from the previous quarter and a decrease of 0.3% from the fourth quarter of 2019.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	4Q20	3Q20	change	4Q19	change
Wholesale lending - Chile	**11,861,157**	**12,693,616**	**-6.6%**	**12,123,612**	**-2.2%**
Commercial loans	10,342,189	10,894,684	-5.1%	10,266,249	0.7%
Foreign trade loans	849,499	1,145,899	-25.9%	1,109,169	-23.4%
Leasing and factoring	669,469	653,033	2.5%	748,194	-10.5%
Retail lending - Chile	**6,343,208**	**6,220,447**	**2.0%**	**6,134,839**	**3.4%**
Residential Mortgage loans	**4,636,150**	**4,521,742**	**2.5%**	**4,211,094**	**10.1%**
Consumer loans	**1,707,058**	**1,698,705**	**0.5%**	**1,923,745**	**-11.3%**
Consumer installment loans	1,234,620	1,249,963	-1.2%	1,311,782	-5.9%
Current account overdrafts	122,669	122,160	0.4%	204,409	-40.0%
Credit card debtors	349,366	326,172	7.1%	407,109	-14.2%
Other loans and receivables	403	410	-1.7%	445	-9.4%
TOTAL LOANS	**18,204,365**	**18,914,063**	**-3.8%**	**18,258,451**	**-0.3%**

Our portfolio in Chile decreased 3.8% in the quarter and 0.3% year-over-year. Adjusting for the foreign exchange and UF variations in the quarter, our portfolio would have decreased 2.7% when compared to the third quarter of 2020. It is also important to mention that the credit growth of the last three quarters have been impacted by the COVID-19 pandemic affecting the economic growth.

The Wholesale portfolio was negatively impacted by lower economic activity in the period. Meanwhile we continue to strengthen the relationship with our clients and to further improve our service levels. In the fourth quarter of 2020, the wholesale portfolio decreased 6.6% when compared to the previous quarter, totaling Ch$11.9 trillion and when compared to the fourth quarter of 2019, the wholesale portfolio decreased 2.2%. Our Commercial loans decreased 5.1% compared to the previous quarter and when excluding the effect of the sale of student loans, the portfolio decreased 4.5% compared to the third quarter of 2020.

Our retail loan portfolio reached Ch$6.3 trillion at the end of the fourth quarter of 2020, an increase of 2.0% when compared to the previous quarter. The consumer loan portfolio continues to outperform the overall market pace as a result of our segmentation strategy and digital offering.

Our mortgage portfolio increased 2.5% in the quarter and 10.1% when compared to the fourth quarter of 2019. Our 12-month growth pace continues to overcome the market growth.

The reopening of the Chilean economy consolidated at the beginning of the fourth quarter of 2020, but with the onset of the second wave of COVID-19 during December, mobility restrictions were reintroduced, affecting business and consumer sentiment. On the other hand, Chile started vaccination rollout in late December with an ambitious target of vaccinating a quarter of the population by March 2021.

Overall, the economic activity decreased 0.4% during the fourth quarter of the year, reflecting the ongoing recovery process. Recoveries were recorded in all of commerce, manufacturing and services while mining activity deteriorated. Commerce activity increased at a double-digit rate, flat during 3Q20, as the injection of liquidity (through pension withdrawals and fiscal transfers) led the activity recovery.

Chile´s Central Bank announced a USD 12 billion reserve accumulation program. Annual headline inflation ended 2020 at the 3.0% target as increased pressure from food and goods led to a tradable inflation acceleration. Pressure from services remains historically low, consistent with a wide output gap and restricted mobility. Surging copper exports amid high prices and swift recovery of the Chinese economy, and a gradual domestic demand recovery, supported a mild current account surplus, reflecting controlled external imbalances. Regarding monetary policy, the board at the Central Bank favored keeping the policy rate unchanged, at 0.5%.

Itaú Corpbanca 30

Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown for Colombia

Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pages 19 and 20:

In Ch$ million	4Q20			3Q20			%	4Q19			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**67,928**	**148**	**68,076**	**71,234**	**948**	**72,183**	**-5.7%**	**75,636**	**(5,852)**	**69,784**	**-2.4%**
Managerial Financial Margin	58,111	151	58,261	62,745	821	63,566	-8.3%	65,068	(5,022)	60,045	-3.0%
Financial Margin with Clients	48,990	139	49,129	49,568	644	50,212	-2.2%	58,996	(4,590)	54,406	-9.7%
Financial Margin with the Market	9,121	12	9,133	13,177	177	13,354	-31.6%	6,071	(432)	5,639	62.0%
Commissions and Fees	9,817	(3)	9,814	8,489	128	8,617	13.9%	10,568	(829)	9,739	0.8%
Cost of Credit	**(76,966)**	**(2,077)**	**(79,043)**	**(5,097)**	**74**	**(5,023)**	**1473.7%**	**(23,835)**	**2,038**	**(21,797)**	**262.6%**
Provision for Loan Losses	(82,323)	(2,099)	(84,422)	(8,928)	19	(8,909)	847.6%	(29,660)	2,524	(27,136)	211.1%
Recovery of Loans Written Off as Losses	5,357	22	5,379	3,831	56	3,887	38.4%	5,826	(486)	5,339	0.7%
Non-interest Expenses	**(46,769)**	**(263)**	**(47,032)**	**(44,568)**	**(590)**	**(45,158)**	**4.2%**	**(57,694)**	**4,519**	**(53,174)**	**-11.6%**
Personnel Expenses	(20,312)	(64)	(20,376)	(22,310)	(306)	(22,616)	-9.9%	(25,325)	1,969	(23,357)	-12.8%
Administrative Expenses	(23,326)	(185)	(23,511)	(19,169)	(244)	(19,412)	21.1%	(29,072)	2,297	(26,775)	-12.2%
Depreciation, Amortization and Impairment	(3,131)	(15)	(3,146)	(3,090)	(40)	(3,130)	0.5%	(3,296)	253	(3,043)	3.4%
Income before Tax and Minority Interests	**(55,807)**	**(2,192)**	**(57,999)**	**21,570**	**432**	**22,002**	**-363.6%**	**(5,893)**	**705**	**(5,187)**	**1018.1%**
Income Tax Expense	20,148	753	20,901	(10,287)	(194)	(10,481)	-299.4%	3,911	(465)	3,447	506.4%
Minority Interests in Subsidiaries	4,547	190	4,737	(1,452)	(32)	(1,484)	-419.3%	1,138	(121)	1,018	365.4%
Costs of hedge positions	(4,209)	39	(4,169)	(6,198)	(89)	(6,287)	-33.7%	(3,032)	240	(2,792)	49.3%
Recurring Net Income	**(35,321)**	**(1,210)**	**(36,531)**	**3,632**	**118**	**3,751**	**-1074.0%**	**(3,875)**	**360**	**(3,515)**	**939.3%**

In Ch$ million	12M20			12M19			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**291,239**	**(7,756)**	**283,483**	**321,588**	**(9,711)**	**311,876**	**-9.1%**
Managerial Financial Margin	257,076	(6,960)	250,116	282,393	(8,433)	273,961	-8.7%
Financial Margin with Clients	211,845	(5,785)	206,060	238,438	(7,352)	231,085	-10.8%
Financial Margin with the Market	45,231	(1,174)	44,056	43,956	(1,080)	42,875	2.8%
Commissions and Fees	34,163	(796)	33,366	39,194	(1,279)	37,916	-12.0%
Cost of Credit	**(121,051)**	**(379)**	**(121,431)**	**(87,628)**	**3,022**	**(84,606)**	**43.5%**
Provision for Loan Losses	(136,428)	(44)	(136,473)	(106,396)	3,706	(102,690)	32.9%
Recovery of Loans Written Off as Losses	15,377	(335)	15,042	18,768	(685)	18,083	-16.8%
Non-interest Expenses	**(184,175)**	**4,475**	**(179,701)**	**(191,274)**	**6,585**	**(184,689)**	**-2.7%**
Personnel Expenses	(91,581)	2,402	(89,179)	(92,068)	3,004	(89,065)	0.1%
Administrative Expenses	(80,176)	1,769	(78,407)	(86,793)	3,185	(83,607)	-6.2%
Depreciation. Amortization and Impairment	(12,418)	304	(12,114)	(12,413)	396	(12,017)	0.8%
Income before Tax and Minority Interests	**(13,988)**	**(3,661)**	**(17,649)**	**42,685**	**(105)**	**42,581**	**-**
Income Tax Expense	3,483	1,170	4,653	(12,379)	(196)	(12,575)	-
Minority Interests in Subsidiaries	1,502	313	1,815	(8,984)	49	(8,935)	-
Costs of hedge positions	(20,092)	474	(19,618)	(10,274)	314	(9,960)	97.0%
Recurring Net Income	**(29,095)**	**(1,703)**	**(30,798)**	**11,049**	**63**	**11,112**	**-**

(1) Refers to the elimination of the impact of the foreign exchange rate variation, by converting all figures from each of the periods analyzed at a single foreign exchange rate: Ch$0.2078 per COP as of December 31, 2020.

Itaú Corpbanca 31

Management Discussion & Analysis | Income Statement Analysis
Itaú

Managerial Financial Margin

Highlights

- The Financial Margin with Clients decreased 2.2% when compared to third quarter of 2020, mainly due to lower liabilities margin related to lower TPM interest rate (monetary policy rate of Colombia).
- Financial Margin with the Market decreased 31.6% when compared to the third quarter of 2020, mainly due to lower gains in trading desk and assets and liabilities management.

Managerial Financial Margin

Financial Margin with Clients
Ch$ 49.1 billion
▼ **- 2.2%** (4Q20/3Q20)
▼ **- 9.7%** (4Q20/4Q19)

Financial Margin with the Market
Ch$ 9.1 billion
▼ **- 31.6%** (4Q20/3Q20)
▲ **+ 62.0%** (4Q20/4Q19)


Ch$ million
60,045
5,639
54,406
4Q19
63,805
8,423
55,382
1Q20
64,484
13,147
51,337
2Q20
63,566
13,354
50,212
3Q20
58,261
9,133
49,129
4Q20
Financial Margin with Clients
Financial Margin with the Market

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2078 per COP as of December 31, 2020.

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate (monetary policy rate of Colombia).

Change in the Financial Margin with Clients Breakdown


50,212
342
(1,095)
787
(1,117)
49,129
1
2
3
4
3Q20
Loan Portfolio Mix
Average Loan Portfolio, Loan Spreads and Liabilities Margin
Comercial spreads on derivatives and FX transactions with clients
Working Capital and other
4Q20

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2078 per COP as of December 31, 2020.

1. **Loan portfolio mix (+Ch$342 million)**: mainly due to an increase of retail loans portfolio as a percentage of total average balance.
2. **Average asset portfolio, assets spreads and liabilities margin (-Ch$1,095 million)**: mainly due to a decrease in the credit portfolio and lower liabilities margin related to lower TPM interest rate (monetary policy rate of Colombia).
3. **Commercial spreads on derivatives and FX transactions with clients (+Ch$787 million)**: mainly due to a higher activity in derivatives and FX transactions with wholesale clients.
4. **Working capital and others (-Ch$1,117 million)**: primarily due to the negative effect as result of the reduction of the TPM interest rate (monetary policy rate of Colombia).

Itaú Corpbanca
32

Management Discussion & Analysis | Income Statement Analysis

Annualized average rate of financial margin with clients


3.8%
3.9%
3.5%
3.5%
3.6%
2.3%
2.5%
2.2%
3.1%
-2.1%
4Q19
1Q20
2Q20
3Q20
4Q20
Financial margin with clients
Risk-adjusted financial margin with clients

In Ch$ millions, end of period	4Q20 Average Balance	4Q20 Financial Margin	4Q20 Average Rate	3Q20 Average Balance	3Q20 Financial Margin	3Q20 Average Rate
Financial Margin with Clients	**5,490,143**	**49,129**	**3.6%**	**5,741,695**	**50,212**	**3.5%**
Cost of Credit		(79,043)			(5,023)	
Risk-Adjusted Financial Margin with Clients	**5,490,143**	**(29,914)**	**-2.1%**	**5,741,695**	**45,189**	**3.1%**

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2078 per COP as of December 31, 2020.

Financial Margin with Clients:

▲ + 8 bp

- This increase is mainly due to lower Average Balance, partially offset by negative impacts of TPM interest rate (monetary policy rate of Colombia).

Risk-Adjusted Financial Margin with Clients:

▼ - 524 bp

- The decrease is mainly due to higher Cost of Credit in the quarter.

Financial Margin with the Market

Financial margin with the market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading which manages proprietary portfolios and may assume directional positions, in compliance with the limits established by our risk appetite.

Financial Margin with the Market reached Ch$9.1billion, a 31.6% decrease when compared to the third quarter of 2020, mainly due to lower gains in trading desk and assets and liabilities management.


Ch$ million
10,719
9,192
9,368
10,141
11,014
5,639
8,423
13,147
13,354
9,133
4Q19
1Q20
2Q20
3Q20
4Q20
Financial Margin with the Market
1-year moving average

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2078 per COP as of December 31, 2020.

Itaú Corpbanca 33

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the fourth quarter of 2020, Commissions and Fees amounted to Ch$9.8 billion, a 13.9% increase from the previous quarter, mainly driven by an increase in Financial Advisory, partially offset by Insurance Brokerage and Asset Management fees.
- Financial Advisory and Asset Management account for 56% of our Total Commission and Fees in Colombia, 30% and 26%, respectively in 4Q20.

In Ch$ million	4Q20	3Q20	change		4Q19	change		12M20	12M19	change	
Insurance Brokerage	1,669	2,838	(1,169)	-41.2%	1,581	88	5.6%	7,937	6,658	1,279	19.2%
Credit Operations and Guarantees Provided	986	715	270	37.8%	1,086	(101)	-9.3%	3,274	4,285	(1,011)	-23.6%
Asset Management	2,929	3,134	(204)	-6.5%	2,958	(28)	-1.0%	11,160	12,038	(878)	-7.3%
Financial Advisory	2,505	457	2,048	448.0%	1,797	708	39.4%	4,599	4,084	515	12.6%
Cash Management	1,672	1,534	138	9.0%	1,847	(175)	-9.5%	5,879	6,696	(816)	-12.2%
Others	53	(61)	114	-	470	(417)	-88.7%	517	4,154	(3,637)	-87.6%
Total Commissions and Fees	**9,814**	**8,617**	**1,197**	**13.9%**	**9,739**	**76**	**0.8%**	**33,366**	**37,916**	**(4,549)**	**-12.0%**

Note: Commissions and Fees for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2078 per COP as of December 31, 2020.

Commissions and Fees Breakdown


4Q20
1%
17%
17%
10%
26%
30%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management
Others


3Q20
-0.7%
18%
33%
5%
8%
36%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management
Others

Itaú Corpbanca 34

Management Discussion & Analysis | Income Statement Analysis

Cost of Credit

In Ch$ million	4Q20	3Q20	change		4Q19	change		12M20	12M19	change	
Provision for Loan Losses	(84,422)	(8,909)	(75,513)	847.6%	(27,136)	(57,285)	211.1%	(136,473)	(102,690)	(33,783)	32.9%
Recovery of Loans Written Off as Losses	5,379	3,887	1,493	38.4%	5,339	40	0.7%	15,042	18,083	(3,041)	-16.8%
Cost of Credit	**(79,043)**	**(5,023)**	**(74,020)**	**1473.7%**	**(21,797)**	**(57,246)**	**262.6%**	**(121,431)**	**(84,606)**	**(36,824)**	**43.5%**

Note: Cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2078 per COP as of December 31, 2020.

In the fourth quarter of 2020, Cost of Credit amounted to Ch$79.0 billion, a 1473.7% increase from the third quarter 2020, mainly due to an increase in additional provision that amounted for Ch$33.2 billion in the quarter and the positive impacts related to the sale of assets received in lieu of payment in the third quarter of 2020.

When compared to the fourth quarter of 2019, Cost of Credit increased 211.1%, also related mainly to the higher additional provision mentioned before.

Cost of Credit and Loan Portfolio


2.0
1.7
1.6
0.4
6.9
27,136
22,719
20,423
8,909
84,422
21,797
19,176
18,190
5,023
79,043
4Q19
1Q20
2Q20
3Q20
4Q20
Provision from loan losses (Ch$ million)
Cost of credit (Ch$ million)
Cost of credit / Loan portfolio* - Annualized (%)

Note: Provision from loan losses and cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2078 per COP as of December 31, 2020.
(*) Average Loan Portfolio

At the end of the fourth quarter of 2020, our provision for loan losses was Ch$84.4 billion, a 847.6% increase compared to the third quarter of 2020.

The Cost of Credit over loan portfolio increased 6.5 percentage points in the fourth quarter of 2020 and when compared to the fourth quarter of 2019, increased 5.0 percentage points.

Allowance for Loan Losses and Loan Portfolio


5.63
5.72
5.44
5.30
5.56
5.21
5.53
5.02
6.68
257,426
258,862
252,231
247,408
246,676
250,078
251,558
236,641
298,158
33,248
257,426
258,862
252,231
247,408
246,676
250,078
251,558
236,641
264,910
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20

Note: Allowance for loan losses for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2078 per COP as of December 31, 2020.

As of December 31, 2020, the total allowance for loan losses, including additional provisions, increased 26.0% in the quarter, totaling Ch$298.2 billion, whereas our loan portfolio decreased 3.9% when compared to the third quarter of 2020, reaching Ch$4.4 trillion.

Therefore, the ratio of total allowance for loan losses, including additional provision, over loan portfolio increased in the fourth quarter 2020, from 5.02% to 6.68% compared to the third quarter of 2020.

Itaú Corpbanca 35

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 36 Delinquency Ratios NPL Ratio (%) | over 90 days Non-Performing Loans NPL Ratio (%) by Segments | over 90 days Coverage Ratio (%) | 90 days The portfolio of credits 90 days overdue increased 2.1% in the fourth quarter of 2020 compared to the previous quarter, mainly due to an increase in NPLs of commercial and consumer loans. When compared to the fourth quarter of 2019, this portfolio decreased 12.4%. As of December 31, 2020, the NPL ratio over 90 days for consumer loans increased 0.80 percentage points, for mortgage loans decreased 0.25 percent- age points both compared to the previous quarter. The NPL ratio over 90 days for commercial loans increased 0.20 percentage points. Total NPL ratio over 90 days increased from 3.50% to 3.71% in the fourth quarter of 2020. The NPL ratio of credits 90 days overdue increased 0.21 percentage points in the fourth quarter of 2020 compared to the previous quarter, and reached 3.71% by the end of December 31, 2020. When compared to the same period of 2019, the ratio increase 0.47 percent- age points. As of December 31, 2020, the 90-day coverage ratio reached 163%, an increase of 0.15 percentage points compared to the previous quarter. On a 12-month comparison, the total 90-day coverage ratio increased 0.30 percentage points. Note: NPLs for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2078 per COP as of December 31, 2020. Credit Quality Ch$ million

Management Discussion & Analysis | Income Statement Analysis

Loan Portfolio Write-Off


1.08
1.69
1.99
1.85
2.24
1.53
2.10
3.12
1.48
12.4
19.3
23.2
21.4
25.2
17.0
24.3
36.3
16.3
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
Write-off (Ch$ billion) - Colombia
Write-off / Loan Portfolio* - Annualized (%)

* Loan portfolio average balance of the two previous quarters.

Note: Write-off for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2078 per COP as of December 31, 2020.

In the fourth quarter of 2020, the loan portfolio write-off totaled Ch$16.3 billion, a 55.2% decrease compared to the previous quarter, mainly due to higher write -offs in the commercial portfolio. The ratio of written-off operations to loan portfolio average balance reached 1.48%, a 1.64 percentage points decrease compared to the third quarter of 2020.

Recovery of Loans Written-off as Losses


Ch$ million
5,339
3,543
2,233
3,887
5,379
4Q19
1Q20
2Q20
3Q20
4Q20
Recovery of Loan Written-off as Losses (Ch$ million) - Colombia

Note: Recovery of loans written-off as losses for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2078 per COP as of December 31, 2020.

In this quarter, income from recovery of loans written-off as losses increased Ch$1.49 billion, or 38.4% from the previous quarter.

Compared to the same quarter in 2019, the income from recovery of loans written-off as losses decreased by Ch$0.04 billion or 0.7%.

NPL Creation


Ch$ billion
9.1
24.6
28.9
32.3
49.5
22.6
20.0
8.8
19.6
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
Colombia

Note: NPL creation for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2078 per COP as of December 31, 2020.

In the fourth quarter of 2020, NPL Creation reached Ch$19.6 billion, a 122.4% increase compared to the previous quarter.

NPL Creation Coverage


60
107
106
102
421
4Q19
1Q20
2Q20
3Q20
4Q20
Colombia (%)

Note: The ratio NPL Creation and Provision for Loan Losses in constant currency.

In the forth quarter of 2020, total NPL Creation coverage reached 421%, an increase of 319 percentage points compared to the previous quarter.

When compared to the fourth quarter of 2019, increased 3.61 percentage points.

Itaú Corpbanca 37

Management Discussion & Analysis | Income Statement Analysis

Itaú

Non-interest Expenses

Highlights

- Non-interest expenses amounted to Ch$47.0 billion in the quarter, a 4.2% increase as compared to the third quarter of 2020 and 11.6% decrease when compared to the fourth quarter of 2019.

In Ch$ million	4Q20	3Q20	change		4Q19	change		12M20	12M19	change	
Personnel expenses	(20,376)	(22,616)	2,240	-9.9%	(23,357)	2,980	-12.8%	(89,179)	(89,065)	(114)	0.1%
Administrative expenses	(23,511)	(19,412)	(4,098)	21.1%	(26,775)	3,264	-12.2%	(78,407)	(83,607)	5,200	-6.2%
Personnel and Administrative Expenses	**(43,887)**	**(42,028)**	**(1,858)**	**4.4%**	**(50,131)**	**6,245**	**-12.5%**	**(167,586)**	**(172,672)**	**5,086**	**-2.9%**
Depreciation amortization and impairment	(3,146)	(3,130)	(16)	0.5%	(3,043)	(103)	3.4%	(12,114)	(12,017)	(97)	0.8%
Total Non-interest Expenses	**(47,032)**	**(45,158)**	**(1,875)**	**4.2%**	**(53,174)**	**6,142**	**-11.6%**	**(179,701)**	**(184,689)**	**4,989**	**-2.7%**

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2078 per COP as of December 31, 2020.

Personnel Expenses

Personnel expenses reached Ch$20.4 billion in the fourth quarter of 2020, a 9.9% decrease when compared to the previous quarter, mainly due to lower provisions for severance expenses.

Compared to the fourth quarter of 2019, there was a 12.8% decrease in expenses.

Administrative Expenses

Administrative expenses amounted to Ch$23.5 billion in the fourth quarter of 2020, a 21.1% increase compared to the previous quarter, mainly due to higher provision related to other contingencies.

When compared to the fourth quarter of 2019, there was a 12.2% decrease.

Depreciation and Amortization

Depreciation, amortization and impairment expenses totaled Ch$3.1 billion in the fourth quarter of 2020, a 0.5% increase compared to the third quarter of 2020.

When compared to the fourth quarter of 2019, there was a 3.4% increase.

Headcount


-0.1%
-0.3%
-1.6%
-0.4%
-2.6%
-0.4%
-5.5%
-0.5%
3,494
3,485
3,430
3,417
3,327
3,309
3,297
3,115
3,098
dec-18
mar-19
jun-19
sept-19
dec-19
mar-20
jun-20
sept-20
dic-20
Colombia
Δ% QoQ

3,098
Headcount in Colombia and Panamá at the end of the 4Q20

▼ **- 0.5%** (4Q20/3Q20)
▼ **- 6.9%** (4Q20/4Q19)

The total number of employees including Itaú (Panama) was 3,098 at the end of the fourth quarter of 2020, compared to 3,115 in the third quarter of 2020 and 3,327 at the end of the fourth quarter of 2019, a 6.9% reduction in headcount for the 12-month period ended in December 31, 2020.

Itaú Corpbanca

38

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 39 Efficiency Ratio In the fourth quarter of 2020, our efficiency ratio reached 68.9%, an increase of 6.3 percentage points when compared to the third quarter of 2020. This is main- ly due to lower Operating Revenues and higher Non-interest Expense. When compared to the fourth quarter of 2019, the efficiency ratio decreased 7.4 percentage points. This was primarily due to lower Non-interest Expense and partially offset by lower Operating Revenues. Risk-Adjusted Efficiency Ratio1 The risk-adjusted efficiency ratio, which also includes the Cost of Credit, reached 182.2% in the fourth quarter of 2020, a 112.4 percentage points increase compared to the previous quarter mainly due to higher Cost of Credit in the period. When compared to the fourth quarter of 2019, the risk-adjusted efficiency ratio increased by 74.4 percentage points primarily due to higher Cost of Credit and lower Operating Revenues. We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes Cost of Credit. Efficiency Ratio and Risk-Adjusted Efficiency Ratio Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2078 per COP as of December 31, 2020. Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Cost of Credit Managerial Financial Margin + Commissions and Fees = Risk-Adjusted Efficiency Ratio 1 Starting 3Q19, we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. Points of Service in Colombia Automated Teller Machines (ATMs) | Colombia Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu ding ATMs, branch offices, internet banking and telephone banking. As of December 31, 2020, we had 111 branches in both Colombia and Panama under the brand “Itaú”, the same number of branches compared to the previous quarter. Distribution Network Branches | Colombia and Panama By the end of the fourth quarter of 2020, the number of ATMs totaled 125 in Colombia, the same quantity compared to the third quarter of 2020. This is connected to the footprint optimization implemented in the previ- ous quarters. However, our customers continued to have access to over 16,000 ATMs in Colombia through Colombia’s financial institutions.

Management Discussion & Analysis | Balance Sheet

Credit Portfolio

Highlights

- Excluding the effect of the foreign exchange variation, at the end of the fourth quarter of 2020, the Colombian portfolio decreased 3.9% and reached Ch$4.38 trillion when compared to the previous quarter and a 1.6% decrease compared to the fourth quarter 2019.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	4Q20	3Q20	change	4Q19	change
Wholesale lending	**2,966,737**	**3,176,157**	**-6.6%**	**3,053,344**	**-2.8%**
Commercial loans	2,521,184	2,729,897	-7.6%	2,602,007	-3.1%
Current account overdrafts	3,345	3,400	-1.6%	6,348	-47.3%
Leasing and factoring	427,368	436,778	-2.2%	434,978	-1.7%
Other loans and receivables	14,840	6,083	144.0%	10,010	48.2%
Retail lending	**1,417,969**	**1,384,494**	**2.4%**	**1,400,527**	**1.2%**
Residential Mortgage loans	**631,774**	**616,111**	**2.5%**	**604,948**	**4.4%**
Housing leasing	307,574	308,654	-0.3%	306,216	0.4%
Other mortgage loans	324,200	307,458	5.4%	298,733	8.5%
Consumer loans	**786,195**	**768,382**	**2.3%**	**795,579**	**-1.2%**
Consumer loans payments	632,219	614,227	2.9%	630,703	0.2%
Current account overdrafts	1,340	1,704	-21.4%	2,119	-36.8%
Credit card debtors	118,258	114,715	3.1%	118,845	-0.5%
Leasing consumer	1,064	1,390	-23.5%	2,427	-56.2%
Other loans and receivables	33,314	36,346	-8.3%	41,485	-19.7%
TOTAL LOANS	**4,384,706**	**4,560,651**	**-3.9%**	**4,453,871**	**-1.6%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2078 per COP as of December 31, 2020.

The wholesale loan portfolio decreased 6.6% in the fourth quarter of 2020, totaling Ch$2.97 trillion.

Our retail loan portfolio reached Ch$1.42 trillion at the end of the fourth quarter of 2020, an increase of 2.4% compared to the previous quarter.

Residential mortgage loans reached Ch$631.8 billion at the end of the fourth quarter of 2020, an increase of 2.5% compared to the previous quarter and an increase of 4.4% compared to December 31, 2019.

On the other hand, consumer loans reached Ch$786.2 billion, a 2.3% increase when compared to the previous quarter and a 1.2% decrease when compared to December 31, 2019.

Activity during the final quarter of 2020 was consistent with a gradual recovery. GDP decreased approximately 4% in 4Q20, compared to the 9% fall in 3Q20 and 16% decline in 2Q20. Economic activity mainly affected by retail commerce and the manufacturing industry.

Government incentivized measures, such as a VAT-free day supported the commerce recovery, while labor market gains at the margin are mainly led by self-employment. Inflationary pressures were historically low. Inflation closed the year at 1.61% (3.80% in 2019), well below the central bank's 3% target. Meanwhile, annual core inflation (excluding food prices) in 2020 was 1.03% (3.45% in 2019). While part of the low inflation can be attributed to various subsidies and tax breaks amid the pandemic, inflationary pressures remain limited beyond these policy measures.

Weaker commodity exports at the close of 2020 mean that despite depressed domestic demand, the current-account deficit would only see a gradual narrowing to 3.4% of GDP (-4.3% in 2019). The gradual activity recovery and historically low inflation led to a split decision to hold the monetary policy rate at the historic low of 1.75%.

Itaú Corpbanca 40

Management Discussion & Analysis | Balance Sheet

Balance Sheet

Assets

In Ch$ million, end of period	4Q20	3Q20	change	4Q19	change
Cash and deposits in banks	3,089,072	3,943,080	-21.7%	1,009,681	205.9%
Cash items in process of collection	173,192	406,308	-57.4%	231,305	-25.1%
Trading investments	580,369	422,535	37.4%	181,402	219.9%
Investments under resale agreements	105,580	172,087	-38.6%	75,975	39.0%
Financial derivatives contracts	3,982,803	4,466,884	-10.8%	3,154,957	26.2%
Interbank loans, net	7,115	86,840	-91.8%	56,205	-87.3%
Loans and accounts receivable from customers, net of loan loss allowances	21,685,269	22,624,495	-4.2%	22,373,638	-3.1%
Available-for-sale investments	3,964,720	2,514,133	57.7%	3,593,204	10.3%
Held-to-maturity investments	111,643	90,768	23.0%	115,682	-3.5%
Investments in associates and other companies	11,983	14,228	-15.8%	14,938	-19.8%
Intangible assets[1]	718,683	771,338	-6.8%	1,617,745	-55.6%
Property, plan and equipment	226,623	237,850	-4.7%	262,521	-13.7%
Current taxes	64,699	18,279	254.0%	85,516	-24.3%
Deferred taxes	314,112	251,282	25.0%	184,167	70.6%
Other assets	602,769	711,808	-15.3%	783,447	-23.1%
Total Assets	**35,638,632**	**36,731,915**	**-3.0%**	**33,740,383**	**5.6%**

1– Includes right-of-use assets under lease agreements arisen from IFRS 16 adoption since January 1, 2019.

At the end of the fourth quarter of 2020, our assets totaled Ch$35.6 trillion, a decrease of Ch$1,093 billion or 3.0% from previous quarter, as presented below:



Ch$ billion
1,629
(939)
(1,000)
(233)
(67)
(484)
(1,093)
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Dic-20 - Sep-20

Compared to the previous year, total assets increased by Ch$1,898 billion or 5.6%. The main changes are presented below:



Ch$ billion
766
(688)
1,021
(58)
30
828
1,898
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Dic-20 - Dic-19

* **Securities Investment portfolio**: Trading investments, available-for-sale investments and held-to-maturity investments.
** **Total other assets**: Investments in other companies, Intangible assets, Property, plant and equipment, Current taxes, Deferred taxes and Other assets.

Asset Breakdown

December 31, 2020

Ch$ 35.6 trillion

▼ **- 3.0%** (Dec-20 vs. Sep-20)

▲ **+ 5.6%** (Dec-20 vs. Dec-19)



2.0%
0.3%
1.3%
11.2%
13.1%
8.7%
63.4%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Chile and Colombia

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Ch$ 29.6 trillion

▼ **- 3.4%** (Dec-20 vs. Sep-20)

▲ **+ 8.9%** (Dec-20 vs. Dec-19)

Ch$ 6.0 trillion

▼ **-1.0%** (Dec-20 vs. Sep-20)

▼ **- 8.0%** (Dec-20 vs. Dec-19)



29,456
29,557
31,163
32,477
33,740
38,416
38,969
36,732
35,639
23%
22%
21%
19%
19%
18%
17%
17%
17%
77%
78%
79%
81%
81%
82%
83%
83%
83%
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Chile
Colombia

Itaú Corpbanca

41

Management Discussion & Analysis | Balance Sheet

Liabilities

In Ch$ million, end of period	4Q20	3Q20	change	4Q19	change
Deposits and other demand liabilities	6,197,406	5,661,945	9.5%	4,873,448	27.2%
Cash items in process of being cleared	154,232	381,006	-59.5%	164,573	-6.3%
Obligations sold under repurchase agreements	638,851	437,330	46.1%	559,457	14.2%
Time deposits and other time liabilities	11,433,064	12,092,389	-5.5%	11,620,187	-1.6%
Financial derivatives contracts	3,673,591	4,118,822	-10.8%	2,938,034	25.0%
Interbank borrowings	3,798,978	4,292,982	-11.5%	2,646,756	43.5%
Issued debt instruments	6,204,856	6,179,471	0.4%	6,408,356	-3.2%
Other financial liabilities	13,123	8,401	56.2%	12,966	1.2%
Current taxes	1,766	2687	-34.3%	13	13484.6%
Deferred taxes	237	268	-11.6%	263	-9.9%
Provisions	282,283	211,744	33.3%	194,107	45.4%
Other liabilities[1]	851,919	771,099	10.5%	881,838	-3.4%
Total Liabilities	**33,250,306**	34,158,144	**-2.7%**	**30,299,998**	**9.7%**
Attributable to Shareholders	**2,315,411**	2,496,130	**-7.2%**	**3,346,102**	**-30.8%**
Non-controlling interest	72,915	77,641	-6.1%	94,283	-22.7%
Total Equity and Liabilities	**35,638,632**	**36,731,915**	**-3.0%**	**33,740,383**	**5.6%**

1– Includes lease liabilities arisen from IFRS 16 adoption since January1, 2019.

The main changes in liabilities at the end of the first quarter of 2020, compared to the previous quarter, are presented in the chart below:


Ch$ billion
(659)
535
202
25
(445)
(751)
(1,093)
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Equity and liabilities Change Dic-20 - Sep-20

Compared to the previous year, the main changes in liabilities are highlighted as follows:


Ch$ billion
(187)
1,324
79
(204)
736
150
1,898
Time deposits and other time liabilities
Deposits and other demand
Obligations sold under repurchase
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Equity and liabilities Change Dic-20 - Dic-19

* **Total other liabilities:** Cash items in process of being cleared, interbank borrowings, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities (including lease liabilities arising from IFRS 16 adoption since January 2019), capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest.

Itaú Corpbanca 42

Management Discussion & Analysis | Balance Sheet by Currency

Balance Sheet by Currency

Assets | December 31, 2020

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Cash and deposits in banks	3,089,072	2,762,785	1,232,614	-	1,530,171	326,287
Cash items in process of collection	173,192	173,099	110,503	-	62,596	93
Trading investments	580,369	143,330	142,975	355	-	437,039
Investments under resale agreements	105,580	84,173	84,173	-	-	21,407
Financial derivatives contracts	3,982,803	3,817,286	2,529,980	387,035	900,271	165,517
Interbank loans, net	7,115	7,115	-	-	7,115	-
Loans and accounts receivable from customers, net of loan loss allowances	21,685,269	17,565,473	5,853,231	8,959,138	2,753,104	4,119,796
Available-for-sale investments	3,964,720	3,353,239	2,553,429	696,307	103,503	611,481
Held-to-maturity investments	111,643	7,297	-	-	7,297	104,346
Investments in associates other companies	11,983	8,710	8,710	-	-	3,273
Intangible assets	718,683	682,707	682,535	-	172	35,976
Property, plant and equipment	226,623	174,874	167,458	-	7,416	51,749
Current taxes	64,699	45,377	43,533	-	1,844	19,322
Deferred taxes	314,112	264,010	245,271	-	18,739	50,102
Other assets	602,769	514,811	145,705	11,883	357,223	87,958
Total Assets	**35,638,632**	**29,604,286**	**13,800,117**	**10,054,718**	**5,749,451**	**6,034,346**

Liabilities | December 31, 2020

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	6,197,406	3,939,501	3,186,296	13,448	739,757	2,257,905
Cash items in process of being cleared	154,232	154,231	82,287	-	71,944	1
Obligations sold under repurchase agreements	638,851	399,593	399,593	-	-	239,258
Time deposits and other time liabilities	11,433,064	9,984,010	8,042,117	402,118	1,539,775	1,449,054
Financial derivatives contracts	3,673,591	3,494,611	2,031,193	476,910	986,508	178,980
Interbank borrowings	3,798,978	3,393,160	2,257,226	-	1,135,934	405,818
Issued debt instruments	6,204,856	5,472,392	835,961	4,636,431	-	732,464
Other financial liabilities	13,123	13,123	13,123	-	-	-
Current taxes	1,766	596	596	-	-	1,170
Deferred taxes	237	-	-	-	-	237
Provisions	282,283	181,371	174,417	-	6,954	100,912
Other liabilities	851,919	746,486	176,373	278,023	292,090	105,433
Total Liabilities	**33,250,306**	**27,779,074**	**17,199,182**	**5,806,930**	**4,772,962**	**5,471,232**
Capital	1,862,826	1,780,463	1,780,463	-	-	82,363
Reserves	1,195,849	553,868	553,868	-	-	641,981
Valuation adjustment	25,873	11,388	11,388	-	-	14,485
Retained Earnings:	**(769,137)**	**(592,382)**	**(1,013,742)**	**242,246**	**179,114**	**(176,755)**
Retained earnings or prior years	156,342	231,507	231,507	-	-	(75,165)
Income for the period	(925,479)	(823,889)	(1,245,249)	242,246	179,114	(101,590)
Minus: Provision for mandatory dividend	-	-	-	-	-	-
Equity attributable to shareholders	**2,315,411**	1,753,337	1,331,977	242,246	179,114	562,074
Non-controlling interest	72,915	71,875	71,875	-	-	1,040
Total Equity	**2,388,326**	**1,825,212**	**1,403,852**	**242,246**	**179,114**	**563,114**
Total Liabilities and Equity	**35,638,632**	**29,604,286**	**18,603,034**	**6,049,176**	**4,952,076**	**6,034,346**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholders.

Itaú Corpbanca 43

Management Discussion & Analysis | Balance Sheet

Credit Portfolio

Highlights

- By the end of the fourth quarter of 2020, our total credit portfolio reached Ch$22.6 trillion, decreasing 3.5% from the previous quarter and a decrease of 2.4% from the same period of the previous year. The decrease was mainly driven by a lower performance in the Chilean wholesale portfolio in the quarter.
- In constant currency, total loans in Colombia decreased 3.9% in the fourth quarter of 2020 and decrease 1.6% in the 12-month period ended December 31, 2020. The decrease in the fourth quarter of 2020 was mainly driven by the wholesale segment with a 6.6% decrease (see details on page 42). Considering the 1.6% appreciation of the exchange rate of the Colombian peso, the loan portfolio for Colombia has decreased 2.3% in the last quarter and 10.4% in the 12-month period ended December 31, 2020.

In Ch$ million, end of period	4Q20	3Q20	change	4Q19	change
Wholesale lending	**14,827,894**	**15,819,334**	**-6.3%**	**15,479,786**	**-4.2%**
Chile	**11,861,157**	**12,693,616**	**-6.6%**	**12,123,612**	**-2.2%**
Commercial loans	10,342,189	10,894,684	-5.1%	10,266,249	0.7%
Foreign trade loans	849,499	1,145,899	-25.9%	1,109,169	-23.4%
Leasing and Factoring	669,469	653,033	2.5%	748,194	-10.5%
Colombia	**2,966,737**	**3,125,718**	**-5.1%**	**3,356,174**	**-11.6%**
Commercial loans	2,539,369	2,695,876	-5.8%	2,878,055	-11.8%
Leasing and Factoring	427,368	429,842	-0.6%	478,119	-10.6%
Retail lending	**7,761,177**	**7,582,954**	**2.4%**	**7,674,270**	**1.1%**
Chile	**6,343,208**	**6,220,447**	**2.0%**	**6,134,839**	**3.4%**
Consumer loans	1,707,058	1,698,705	0.5%	1,923,745	-11.3%
Residential mortgage loans	4,636,150	4,521,742	2.5%	4,211,094	10.1%
Colombia	**1,417,969**	**1,362,507**	**4.1%**	**1,539,431**	**-7.9%**
Consumer loans	786,195	756,180	4.0%	874,484	-10.1%
Residential mortgage loans	631,774	606,327	4.2%	664,947	-5.0%
TOTAL LOANS	**22,589,071**	**23,402,288**	**-3.5%**	**23,154,056**	**-2.4%**
Chile	**18,204,365**	**18,914,063**	**-3.8%**	**18,258,451**	**-0.3%**
Colombia	**4,384,706**	**4,488,225**	**-2.3%**	**4,895,605**	**-10.4%**


Loan Portfolio - Breakdown
Mortgage 14%
Consumer 18%
Commercial 68%
Colombia 19%
Chile 81%
Mortgage 26%
Consumer 9%
Commercial 65%

Credit Portfolio - Currency Breakdown

Ch$ billion


Dec-20 6,529 8,987 7,557 23,073
Sep-20 6,620 8,995 7,787 23,402
Jun-20 6,765 8,979 8,545 24,289
Mar-20 6,269 8,819 8,531 23,620
Dec-19 6,219 8,749 8,186 23,154
Sep-19 6,101 8,578 7,821 22,499
Jun-19 6,049 8,302 7,707 22,058
Mar-19 5,993 8,016 7,639 21,649
Dic-18 6,067 7,785 7,651 21,503
Ch$ UF FX

As of December 31, 2020, Ch$7,557 billion of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion decreased 3.0% in this quarter and represents approximately 33% of our total foreign currency loans. In the fourth quarter of 2020, the U.S. dollar variation was 9.7% or approximately Ch$70 per dollar.

Itaú Corpbanca 44

Itaú Corpbanca Balance Sheet Management Discussion & Analysis 45 By the end of the fourth quarter of 2020, our total consolidated NPL ratio for operations 90 days overdue reached 2.23%, an increase of 0.08 percentage points from the previous quarter and when compared to the same period of 2019 a 0.59 percentage points decrease. The NPL ratio for commercial loans increased from 2.46% to 2.57% compared to the previous quarter. When excluding the student loans, the commercial loans NPL ratio reached 2.19%, a 0.03 percentage points increase when compared to the third quarter of 2020. For consumer loans, the NPL ratio increased 0.55 percentage points and mortgage loans decreased 0.15 percentage points in the quarter, reaching 1.81% and 1.46% respectively. NPL Ratio (90 days overdue) by segment The chart below shows the calculation of the average tangible Shareholders Equity or “Managerial Equity”, which we use to determine the RoTAE. Tangible Equity Breakdown 3Q20 Average Balance (Ch$ billion) On June 30, 2020 a non-cash impairment charge of Ch$448,273,346,586 was recognized as a result of a goodwill impairment of our estimated fair value of the cash generating units for Chile; and of Ch$315,750,827,325 as a result of goodwill and intangible assets from business combination impairment of our estimated fair value of the cash generating unit for Colombia.

Management Discussion & Analysis | Balance Sheet

Funding

Highlights

- Total funding amounted to Ch$28.3 trillion by the end of the fourth quarter of 2020, a 1.3% decrease compared to the previous quarter and a 8.3% increased compared with the same period of 2019. The quarter-over-quarter change was due to: (i) time deposits decrease -5.5%; and ii) interbank borrowing decrease -11.5%. Year-over-year, total deposits have increased by 6.9% and interbank borrowings have expanded 43.5%.
- Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy. In this context, long-term funding needs during 2020 were mostly obtained from the Central Bank lines priced at MPR. These amounted to Ch$2,257,226 million as of December 31, 2020.
- Our strategy in terms of bond issuances is to seek longer maturity tenor and maintain comfortable liquidity levels under BIS III standards. In addition, the spreads obtained in these issuances have allowed an improvement in the cost of funds. In the fourth quarter of 2020 we have not placed bonds neither in the local nor in the international market, nevertheless in the first half of the year we have issued bonds in UF and CLP equivalent to US$293 million.

In Ch$ million, end of period	4Q20	3Q20	change		4Q19	change	
Funding from Clients (A)	**18,269,321**	**18,191,664**	**77,657**	**0.4%**	**17,053,092**	**1,216,229**	**7.1%**
Deposits and other demand liabilities	6,197,406	5,661,945	535,461	9.5%	4,873,448	1,323,958	27.2%
Time deposits and saving accounts	11,433,064	12,092,389	-659,325	-5.5%	11,620,187	-187,123	-1.6%
Investments sold under repurchase agreements	638,851	437,330	201,521	46.1%	559,457	79,394	14.2%
Other Funding (B)	**10,016,957**	**10,480,854**	**-463,897**	**-4.4%**	**9,068,078**	**948,879**	**10.5%**
Letters of credit	30,846	32,966	-2,120	-6.4%	40,933	-10,087	-24.6%
Bonds	5,092,979	5,069,581	23,398	0.5%	5,289,084	-196,105	-3.7%
Subordinated bonds	1,081,031	1,076,924	4,107	0.4%	1,078,339	2,692	0.2%
Interbank borrowings	3,798,978	4,292,982	-494,004	-11.5%	2,646,756	1,152,222	43.5%
Other financial liabilities	13,123	8,401	4,722	56.2%	12,966	157	1.2%
Total Funding (A) + (B)	**28,286,278**	**28,672,518**	**-386,240**	**-1.3%**	**26,121,170**	**2,165,108**	**8.3%**

Loans and Funding

The ratio between (i) the loan portfolio and the funds raised net of reserve required by the Chilean Central Bank (BCCh), and (ii) cash reached 83.8% in the fourth quarter of 2020:



89.9%
88.6%
87.5%
83.9%
85.1%
81.0%
89.5%
81.6%
83.8%
79.9%
In Ch$ million
26.1
25.8
23.2
28.1
27.0
23.6
30.0
28.5
24.3
28.7
26.1
23.4
28.3
27.0
22.6
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Loan portfolio / Funding from clients and other funding
Loan portfolio / Funding from clients and other funding net of reserve and cash
Loan portfolio
Funding from clients and other funding
Loan portfolio
Funding from clients and other funding net of reserve required by BCCh and Cash

Itaú Corpbanca 46

Management Discussion & Analysis | Risk and Capital Management

Risk and Capital Management

We believe risk management is an essential tool to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

We have established a risk and capital commission to assist our board and management in their assessment and management of market and liquidity risks, P&L, and capital adequacy, in accordance with both economic principles and the rules set forth by local regulation and those of Basel I, II, and III. These principles and rules are applied to provide oversight and management of market and liquidity risks, P&L, and economic capital principles, to review the effectiveness of those related policies and limits and to review the adherence to market and liquidity risk and capital policies and procedures throughout the Bank.

We take a prospective stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process (ICAAP), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational and other material risks.

Our risk management process includes:

- **Identification and measurement** of existing and potential risks in our operations.
- **Alignment** of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.
- **Management** of our portfolio seeking optimal risk-return ratios.

Liquidity Ratios

Highlights

- In line with international risk management practices, we use the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.
- The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the Basel III Committee on Banking Supervision (BIS III), which were adopted by the CMF and the Brazilian Central Bank (BACEN).

Liquidity Coverage Ratio (LCR)

In Ch$ million	4Q20	3Q20
High Quality Liquid Assets	3,763,178	3,696,844
Net Potential Cash Outflows	1,930,007	2,251,564
LCR (%)	195.0%	164.2%

In Ch$ million	4Q20	3Q20
High Quality Liquid Assets	1,033,335	802,220
Net Potential Cash Outflows	810,598	469,507
LCR (%)	127.5%	170.9%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2078 per COP as of December 31, 2020.

Starting in April 2019, Chilean banks began reporting their local LCR figures with a minimum level set by CMF at 60%.This minimum will gradually rise to 100% by 2023. Our internal minimum limit for LCR set by our board of directors is 100%.

Net Stable Funding Ratio (NSFR)

In Ch$ million	4Q20	3Q20
Available Stable Funding	16,696,101	16,931,877
Required Stable Funding	16,140,402	16,632,905
NSFR (%)	103.4%	101.8%

In Ch$ million	4Q20	3Q20
Available Stable Funding	3,611,387	3,815,202
Required Stable Funding	3,879,150	4,107,456
NSFR (%)	93.1%	92.9%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2078 per COP as of December 31, 2020.

Our current internal minimum limit for NSFR, set by the board of directors, is 90% in Chile and 85% for Colombia.

Note: NSFR data considers consolidated information for Chile and its subsidiaries and for Colombia and its subsidiaries. In this report, we have changed "Potential Cash Outflows" data included in 3Q19, for "Net Potential Cash Outflows" since 4Q19.

Itaú Corpbanca 47

Management Discussion & Analysis | Risk and Capital Management

Capital

Highlights

- At the end of the fourth quarter of 2020, our regulatory capital ratio reached 13.56%, an increase of 38 basis points when compared to the third quarter of 2020.

Minimum Capital Requirement

Our minimum capital requirements are set by the *Comisión para el Mercado Financiero* (CMF) which follows the Chilean banking law capital requirements. On January 12, 2019, a new banking law was enacted for purposes of adopting Basel III and replaced the SBIF with CMF, as of June 1, 2019. With this milestone the process of implementing Basel III in Chile started.

During 2020, the CMF is issued regulations for several key definitions for the implementation of Basel III, such as the exact capital deductions to be taken from regulatory capital, specific buffer sizes, changes in credit RWA as well as the definitive models for market and operational risk, among other aspects. The regulatory adjustments and exclusions are expected to be applied progressively during a 5-year term, without discounts in 2021 and with progressive increases at a ratio of 25% per year during subsequent years until reaching 100% on December 1, 2025.

Currently, our minimum capital requirement is expressed as a ratio of regulatory capital, stated by the referential equity or total capital, composed of Tier I capital and Tier II capital, and the risk-weighted assets, or RWA. Our minimum total capital requirement corresponds to 10.0%.

Itaú Corpbanca targets an optimal capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia.

Solvency Ratios

	In Ch$ millions, end of period	4Q20	3Q20
	Core capital [1]	**2,315,411**	**2,496,130**
	(-) Goodwill	(492,512)	(492,512)
	(+) Subordinated debt	1,010,999	1,002,975
	(+) Additional provisions	137,848	64,500
	(+) Minority interest	72,915	77,641
	= Regulatory capital (Core capital + Tier II capital)	**3,044,661**	**3,148,734**
	Risk-Weighted assets (RWA)	**22,446,552**	**23,884,383**
Ratios (%)	**BIS (Regulatory capital / Risk-weighted assets)** [2]	**13.56%**	**13.18%**
Ratios (%)	Core capital ratio [1] (ex-goodwill)	8.12%	8.39%

Note: (1) Core Capital = *Capital básico* according to CMF current definitions; (2) BIS Ratio = Regulatory capital / RWA, according to CMF current definitions.

Main changes in the 4Q20

The BIS ratio increased 38 basis point, from 13.18% to 13.56%, mainly due to a decrease in risk weighted assets from wholesale loans and a decrease in U.S. dollar exchange variations respect to Chilean peso. This was partially offset by the results of the period and its effect on core capital.


13.18%
-76 bp
3 bp
82 bp
29 bp
13.56%
3Q20
Core Capital (1)
Subordinated Bonds
RWA
Other
4Q20

Itaú Corpbanca
48

Additional Information Management Discussion & Analysis

(This page was intentionally left blank) Itaú Corpbanca 50

Management Discussion & Analysis | Our Shares

Our Shares

Itaú Corpbanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange (**ITAUCORP**). Shares are also traded as American Depositary Receipts ("ADR") on the New York Stock Exchange (**ITCB**).

Market Capitalization

Ch$1.2 trillion | **US$1.7** billion

Sell-side ratings

1 Buy | **6 Hold** | **3 Sell**

Source: Sell-side reports.

Average daily traded volumes for the 12-month period ended December 31, 2020 (US$ million)


2.10
0.20
2.30
Santiago
NY
Total

Corporate Structure Chart

As of December 31, 2020, our shareholders structure was as follows:


Itaú Unibanco
39.22%
Saieh Family
27.49%
IFC
3.32%
Others
29.97%
Itaú Corpbanca
512,406,760,091 (# total shares)


Others
Free Float
Others
2.47%
Sec. Brokerage
15.69%
Local
Inst. Investors
4.95%
154 bn
(# shares)
6.86%
ADR's & Foreign
Inst. Investors

Strengths of our structure

- Itaú Corpbanca is controlled by Itaú Unibanco.
- Itaú Unibanco and the Saieh Family appoint the majority of the board of directors.
- Pursuant to the Shareholders Agreement, the directors appointed by Itaú Unibanco and the Saieh Family shall vote together as a single block according to Itaú Unibanco recommendation.
- Professional and experienced management team.

Performance in the Capital Markets

Price and Volume	ITAUCORP (Common shares)	ITCB (ADR)
	Ch$	US$
Closing Price at 12/31/2020	**2.39**	**4.95**
Maximum price in the quarter	2.39	4.97
Average Price in the quarter	2.17	4.27
Minimum price in the quarter	1.98	3.68
Closing Price at 09/30/2020	**2.09**	**3.86**
Closing Price at 12/31/2019	**4.36**	**8.61**
Change in 4Q'20	**14.63%**	**28.24%**
Change in LTM	**-45.18%**	**-42.51%**
Average daily trading volume LTM (million)	**1,490.03**	**0.20**
Average daily trading volume in 4Q'20 (million)	**1,258.08**	**0.09**

Shareholder Base and Ratios	4Q20	3Q20	4Q19
Number of outstanding shares (million)	**512,406.8**	**512,406.8**	**512,406.8**
Recurring Diluted Earnings per share in the quarter (Ch$)	**-0.24**	**-0.02**	**0.03**
Accounting Diluted Earnings per share in the quarter (Ch$)	**-0.37**	**-0.03**	**0.02**
Recurring Diluted Earnings per ADR in the quarter (US$)	**-0.51**	**-0.04**	**0.07**
Accounting Diluted Earnings per ADR in the quarter (US$)	**-0.78**	**-0.05**	**0.04**
Book value per share in the quarter (Ch$)	**4.52**	**4.87**	**6.53**
Price* / Earnings (P/E)	**-1.62**	**-19.07**	**57.23**
Price*/ Tangible Book Value (P/B)	**0.53**	**0.43**	**0.67**

* Closing price on the last trading day of each period.

Dividends

The dividend policy approved by or shareholders in March 2017 in the annual shareholders meeting is to distribute a final dividend of 100% of the annual net income **net of the necessary reserves to comply with capital ratios defined as "Optimal Regulatory Capital" in the "Shareholders Agreement"** whose terms are part of the "Transaction Agreement" executed on January 29, 2014.

Itaú Corpbanca paid its last annual dividend of **Ch$0.2479770771/share** in Chile on March 19, 2020. The dividend payout ratio was 100% of 2019 Net Income, equivalent to a dividend yield of 7.80%. For purposes of capital requirements, annual dividends are provisioned at 30%.

The following table shows dividends per share distributed during the past five years:

Company	Charge to Fiscal Year	Year paid	Net Income (Ch$ mn)[1]	% Distributed	Dividend per Share (Ch$)
Banco Itaú Chile	2015	**2016**	104,336	50%	36,387.38
Corpbanca	2015	**2016**	201,771	50%	0.29640983
Corpbanca	2015	**2016**	201,771	UF 124,105	0.00939188
Itaú Corpbanca	2016	**2017**	2,059	30%	0.001205475
Itaú Corpbanca	2017	**2018**	57,447	40%	0.044844689
Itaú Corpbanca	2018	**2019**	172,047	30%	0.100728627
Itaú Corpbanca	2019	**2020**	127,065	100%	0.2479770771

1- Net Income Attributable to Shareholders (Accounting)

Itaú Corpbanca 51

Management Discussion & Analysis | Ratings

Credit Risk Ratings

International Credit Risk Rating

On a global scale, Itaú Corpbanca is rated by two worldwide recognized agencies: Moody´s Investors Service ('Moody's') and Standard & Poor´s Global Ratings ('Standard & Poor's' or 'S&P').

Detailed international ratings are presented below:

Moody´s	Rating
Long term Counterparty Risk Rating (CRR)	A2
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Negative

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB+
Senior unsecured bonds	BBB+
Short-term issuer credit rating	A-2
Outlook	Negative

Local Credit Risk Rating

On a national scale, Itaú Corpbanca is rated by Feller Rate Clasificadora de Riesgo Ltda. ('Feller Rate') and by Clasificadora de Riesgo Humphreys Ltda. ('Humphreys').

Detailed local ratings are presented below:

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Humphreys	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Itaú Corpbanca 52

Itaú Corpbanca Executive Summary Management Discussion & Analysis 53

Itaú Corpbanca Executive Summary Management Discussion & Analysis 54 (This page was intentionally left blank)

Itaú Corpbanca 55 CAUTION REGARDING FORWARD-LOOKING STATEMENTS Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into Corpbanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile. These statements are based on the current expectations of Itaú Corpbanca’ s management. There are risks and uncertainties that could cause actual results to differ mate- rially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú Corpbanca or its controlling shareholders expect; (4) the business of Itaú Corpbanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú Corpbanca; and (6) Itaú Corpbanca may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú Corpbanca’ s ma- nagement. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú Corpbanca’ s financial results is included from time to time in the “Risk Factors” section of Itaú Corpbanca’ s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú Corpbanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement. CONTACT INFORMATION: Gabriel Moura CEO. Itaú Corpbanca Santiago. Chile Phone: (562) 2686-0558 IR@corpbanca.cl Rodrigo Couto CFO. Itaú Corpbanca Santiago. Chile Phone: (562) 2834-6067 rodrigo.couto@itau.cl Claudia Labbé Head of Investor Relations. Itaú Corpbanca Santiago. Chile Phone: (562) 2660-1751 claudia.labbe@itau.cl